Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

POSITION AND RESULTS OF OPERATIONS

INDEX

FORWARD-LOOKING STATEMENTS	2
OVERVIEW	3
MARKET TRENDS	6
OPERATIONS	8
SUMMARIZED FINANCIAL RESULTS	9
FINANCIAL RESULTS	10
QUARTERLY FINANCIAL REVIEW	13
ATTRIBUTABLE GOLD PRODUCTION AND CASH COST PER OUNCE	14
ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED PRICE	16
RESULTS OF OPERATIONS	17
EXPLORATION AND DEVELOPMENT	26
CASH FLOW	33
BALANCE SHEET	34
OUTLOOK	37
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	38
CHANGES IN CANADIAN ACCOUNTING POLICIES	39
RISKS AND UNCERTAINTIES	41
SUPPLEMENTAL INFORMATION TO THE MANAGEMENT’S DISCUSSION AND ANALYSIS	42
NON-GAAP PERFORMANCE MEASURES	42
MINING OPERATIONS PRODUCTION DATA (UNAUDITED)	48

The following Management’s Discussion and Analysis (“MD&A”), dated November 4, 2009, should be read in conjunction with the Company’s MD&A for the year ended December 31, 2008, the Company’s annual consolidated financial statements at December 31, 2008 and related notes thereto, the supplementary financial information included in the Company’s annual report, and the unaudited interim consolidated financial statements and notes contained in this report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All figures in this MD&A are expressed in US dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto, New York, and Botswana stock exchanges.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

FORWARD-LOOKING STATEMENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this Management’s Discussion and Analysis, including any information as to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the global price of gold, niobium, copper, silver or certain other commodities (such as fuel and electricity); changes in US dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Known and unknown risks inherent in all projects include: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future for the relevant minerals.

Development projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project, in either case, the project may not proceed, either on its original timing, or at all.

These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

U.S. Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “measured”, “indicated” and “inferred” resources that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by U.S. registered companies in their filings with the SEC.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

OVERVIEW

IAMGOLD Corporation (“IAMGOLD”, “IMG”, or the “Company”) is an established mining and exploration company. IAMGOLD’s interests include seven operating gold mines, a niobium producer, a diamond royalty, and exploration and development projects located within Africa and the Americas. The Company’s advanced exploration and development projects include the Essakane project in Burkina Faso, the Westwood project in Canada, the Quimsacocha project in Ecuador, and the Camp Caiman project in French Guiana.

THIRD QUARTER OF 2009 — HIGHLIGHTS

•	Revenues during the third quarter of 2009 of $235.2 million were higher than the third quarter of 2008 mainly the result of a higher realized gold price and higher production at Rosebel.

•

Record net earnings during the third quarter of 2009 were $64.9 million or $0.18 per share as compared to $18.8 million or $0.06 per share in the third quarter of 2008. Net earnings in 2009 include positive adjustments for a foreign exchange gain driven by the strengthening Canadian dollar and future tax recovery.

•

The Company’s 2009 focus on high standards in health and safety continued to reflect results with a 49% reduction in the DART (Days away, Restricted duty, or Transfer of duty) frequency rate as compared to the first nine months of 2008.

•	Record operating cash flow was $89.3 million ($0.24 per share(1)) during the third quarter of 2009 compared to $72.1 million ($0.24 per share(1)) in the third quarter of 2008.

•	IAMGOLD has cash ($244.1 million), gold bullion (at market value - $99.6 million) and available credit facility ($123.0 million) together totalling $466.7 million of available funds.

•

Record production at Rosebel of 106,000 attributable ounces, a 29% increase over 2008, at a cash cost(2) of $403 per ounce. This higher production combined with royalty expense savings drove a 5% or $24 per ounce decrease to $457 in the Company’s consolidated cash cost per ounce versus the same period in 2008.

•

The Company increased its 2009 gold production guidance to between 940,000 and 950,000 ounces as compared to the second quarter update of between 910,000 and 920,000 (original guidance of 880,000 ounces). As issued in June, the average cash cost(2) is expected to be between $460 and $470 per ounce for the year compared to original guidance of $470 to $480 per ounce.

•	Niobium prices remained strong, and Niobec sales increased over prior year third quarter by 118,000 kilograms or 12% to 1,082,000 kilograms of niobium.

•

In September 2009, the Company announced the acceleration of production at its Essakane development project during the early years resulting from the optimization of the mine plan and an increased processing rate. Gold production is now estimated at between 480,000 and 490,000 ounces for the first sixteen-month period from the August 2010 start-up through the end of 2011. Cash costs at Essakane are now expected to be in the $400 to $410 per ounce range, based on the grade change announced in June 2009 and the accelerated production schedule announced in September 2009.

•

In September 2009, the Company announced that Standard and Poor’s (“S&P”) has added IAMGOLD to the S&P/TSX 60 Index. The S&P/TSX 60 Index represents the 60 largest public companies determined by market capitalization.

•

In November, the Company announced approval by the Société D’Exploitation Des Mines D’Or De Sadiola (“SEMOS”), owner of the Sadiola gold mine in Mali, West Africa, to proceed with the $9 million Sadiola deep sulphide feasibility study, and tentative agreement to acquire up to an additional 6% interest in Sadiola.

(1)

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

(2)	Cash cost per ounce of gold is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

RECENT EVENTS AND INITIATIVES

Base shelf prospectus

On July 29, 2009, the Company filed a short form base shelf prospectus with the securities regulators in each province and territory of Canada except for Quebec and a corresponding registration statement with the SEC in the United States. These filings allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to $700 million during a 25-month period until August 29, 2011.

Avnel – Kalana gold project

In August 2009, the Company entered into an agreement whereby it has the option to acquire up to an initial 51% interest in Avnel Gold Limited (“Avnel”) and its 80% interest in Société d’exploitation des mines d’or de Kalana (the “Kalana project”) in southwest Mali, West Africa. The remaining 20% is held by the Malian Government. The Kalana project consists of the Kalana gold mine, an operating underground mine and an exploration property covering 387.4 square kilometres with a 30 year mining exploitation permit. The 51% interest in Avnel will be achieved by spending $11.0 million on exploration activities over a three year period and by delivering a NI 43-101 resource calculation of at least 2 million ounces of gold. IAMGOLD has the option to increase its interest from 51% to 70% upon sole funding a feasibility study, or from 51% to 65% if Avnel participates in the study. The Company sees the potential for a large bulk tonnage operation in the immediate mine area and is planning to carry out a minimum $2.5 million drill program in the first year of the agreement.

Sadiola – Approval to proceed with deep sulphide feasibility study and offer to purchase IFC share in Sadiola

In November, the Company announced approval by the Société D’Exploitation Des Mines D’Or De Sadiola (“SEMOS”) to proceed with a $9 million (on a 100% basis) Sadiola deep sulphide feasibility study. Assuming positive results from the 11-month feasibility study and the investment decision, construction would begin in 2011 and the new plant in 2012.

The pre-feasibility study demonstrates an after-tax project internal rate of return of 11%, at a gold price of $800 per ounce and a breakeven gold price of approximately $625 per ounce based on an initial investment of $400 million (on a 100% basis). Average cash costs are projected to be $490 per ounce on a life of mine basis.

In addition, IAMGOLD announced it has reached a tentative agreement with the International Finance Corporation (“IFC”) for the purchase of the IFC 6% interest in SEMOS for up to $16 million. Under the terms of the existing SEMOS shareholders agreement, the remaining partners, AngloGold Ashanti Limited and the Republic of Mali have the opportunity to elect whether they will take up their proportionate share of the IFC interest on the agreed terms and conditions. IAMGOLD anticipates that the transaction will be completed before the end of the year. The IFC’s 6% share of production represents approximately 21,000 ounces of gold in 2009.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

PROJECT UPDATES

Essakane project, Burkina Faso

In September 2009, the Company announced its plan to accelerate production during the early years at the Essakane development project by increasing the processing rate, and optimizing the mine plan allowing access to higher grade ore sooner. Gold production is now estimated at between 480,000 and 490,000 ounces for the first sixteen-month period from the August 2010 start-up through the end of 2011. Cash costs at Essakane are now expected to be in the $400 to $410 per ounce range, based on the grade change announced in June 2009 and the accelerated production schedule announced in September 2009. Life-of-mine production is estimated at 315,000 ounces per year. The additional pre-production capital stripping expenditures for Essakane are expected to add $21.0 million to capital expenditures for a total of approximately $443.0 million. Construction is progressing as planned.

Westwood project, Canada

As a result of the Company’s aggressive development plan, a revised scoping study for the project is expected to be completed in December of 2009. Additional information gathered from the delineation program has improved the geological model and will be used in the study.

The 2009 drilling program of 73,500 metres of projected underground and surface drilling is intended to increase the Company’s level of confidence in the current resources in the known lenses and identify additional resources. Specific targets include extensions of two new lenses above the fourteenth level, a sector between the Doyon mine and the western portion of Westwood, and mineralization below the existing resource base.

Construction during the third quarter included shaft sinking which commenced in June 2009. Construction of the headframe was substantially completed and the 6.7 metre diameter ventilation shaft bore has commenced. In addition, 1,635 metres of ramp access were completed from surface to the Warrenmac lens, an exploration drift successfully crossed the Bousquet fault allowing easier access to the resources lying to the east of the fault, and an 8,400 tonne bulk sample was mined in the Zone 2 lens and processed at the Doyon mill.

Quimsacocha, Ecuador

On October 16, 2009, the Government of Ecuador confirmed the Mining and Environmental Regulations to the Mining Law would be completed and approved by President Correa on November 4, 2009. The issuance of such regulations is a necessary final step for allowing the Minister of Mines to provide authorization to resume mining activity at the project site. On May 22, 2009, the Government of Ecuador issued new transitional regulations to expedite the resumption of field work. As of September 30, 2009, the Company has complied with all requirements under the transitional regulations and is ready to resume mining activity at site and complete feasibility work. The Company intends to resume feasibility work at Quimsacocha once the necessary authorization is received. A feasibility study and an environmental impact assessment, at a cost of $14 million, are expected within 12 months of the mining regulations being in place.

Niobec, Canada

In June 2009, the Company approved expenditures of $46.9 million and began work on a mill expansion and paste backfill plant at the Niobec niobium mine. The mill expansion is scheduled to be completed during the third quarter of 2010 with expenditures of $6.5 million in 2009 and $21.5 million in 2010, while construction of the paste backfill plant and associated underground infrastructure is expected to be completed during the second quarter of 2010 with expenditures of $8.1 million in 2009 and $10.8 million in 2010. During the third quarter of 2009, the earthwork activities on the paste backfill plant project progressed according to schedule. Poured concrete foundation activities started in September and equipment orders for 46% of the paste backfill requirements and 37% of the plant expansion were placed during the quarter.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

ACQUISITIONS

Orezone Resources Inc.

As disclosed in the first quarter of 2009 MD&A, the Company completed the acquisition of all of the outstanding common shares of Orezone Resources Inc. (“Orezone”). The principal asset of Orezone is a 90% interest in the Essakane gold project (the “Essakane project”), including a mining permit covering 100 square kilometres and exploration permits covering 1,283 square kilometres around the mining permit area. Prior to the 100% acquisition of Orezone, the Orezone exploration properties, not related to the Essakane project were spun out into a new exploration company, Orezone Gold Corporation (“Orezone Gold”). As a result of the transaction, IAMGOLD holds approximately 16.6% of Orezone Gold.

Investment in Oromin Explorations Ltd.

As disclosed in the second quarter of 2009, the Company acquired 16,088,636 common shares at C$0.70 per share for a total investment of $10.3 million (C$11.3 million) representing 17% of issued and outstanding shares of Oromin. Oromin is a TSX listed company with a joint venture interest in a property covering a large area in Senegal.

MARKET TRENDS

Global Financial Market Conditions

Events and conditions in the global financial markets particularly over the last year continue to impact gold prices, commodity prices, interest rates and currency rates. These conditions as well as market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures, and planning of the Company’s projects.

Gold Market

In the third quarter of 2009, the gold price continued to display considerable volatility with spot daily closings between $909 and $1,019 per ounce ($810 and $1,019 per ounce for the first nine months of 2009).

($/oz of gold)	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Average market gold price	960	872	931	897
Average realized gold price	961	853	915	876

		September 30, 2009	June 30, 2009	December 31, 2008
Closing market gold price		996	935	870

Niobium Market

World steel production increased during the third quarter of 2009 as compared to the second quarter of 2009, but remained lower by 6% when compared to the third quarter of 2008. On a year to date basis, the reduction was 16% compared to the first nine months of 2008. Notwithstanding the movement in global steel demand, niobium prices were in line with the second quarter of 2009 and the third quarter of 2008.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

Currency

Currencies continue to experience volatility relative to the US dollar. The key currencies to which the Company is exposed are the Canadian dollar, the €uro and the South African Rand.

	Closing Rate	Closing rate	Closing rate	Average rate	Average rate
	September 30, 2009	June 30, 2009	December 31, 2008	Third quarter of 2009	Third quarter of 2008
Canadian dollar / US$	1.0722	1.1630	1.2180	1.0976	1.0411
US$ / €uro	1.4630	1.4033	1.3978	1.4299	1.5376
South African Rand / US$	7.5401	7.7150	9.4400	7.7693	7.6352

The Company has previously entered into option and forward contracts to hedge its exposure to the Canadian dollar in the 2009 spending plan. Following the Canadian dollar equity financing in March 2009, the Company reduced its initial hedging position from 50% of the annual exposure to Canadian dollars to 7% as at September 30, 2009.

In relation to the construction of Essakane in Burkina Faso, in October the Company initiated hedging of South African Rand for future expenditures planned in the first quarter of 2010 using forward contracts. The Company also plans to hedge its exposure to the €uro relating to the balance of 2009 and for 2010, using a combination of forward and collared option contracts.

Oil Price

In the third quarter of 2009, the oil price displayed considerable volatility with spot daily closings between $60 and $74 per barrel throughout the quarter.

($/barrel)	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Average market oil price	68	118	57	114

		September 30, 2009	June 30, 2009	December 31, 2008
Closing oil price		71	70	39

The Company has hedged 50% of its expected exposure to fuel prices in 2009. The hedge program for 2010 currently covers 36% of the expected exposure.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

OPERATIONS

The following table highlights the Company’s percentage ownership share of producing mines relating to the calculation of operating segments in the Company’s financial position and operating results.

Mine	Operator	Reporting Segment	Geographic Location	IAMGOLD Share
				2009	2008
Rosebel	IAMGOLD	Gold	Suriname	95%	95%
Doyon Division	IAMGOLD	Gold	Canada	100%	100%
Sleeping Giant	IAMGOLD	Gold	Canada	—	100	%(1)
Mupane	IAMGOLD	Gold	Botswana	100%	100%
Niobec	IAMGOLD	Non-gold	Canada	100%	100%

Joint Ventures:
Sadiola	AngloGold Ashanti	Gold	Mali	38%	38%
Yatela	AngloGold Ashanti	Gold	Mali	40%	40%

Working Interests:
Tarkwa	Gold Fields Limited	Gold	Ghana	18.9%	18.9%
Damang	Gold Fields Limited	Gold	Ghana	18.9%	18.9%

(1)

The Company mined and processed reserves at Sleeping Giant until the end of its then current reserve life which occurred at the end of October 2008 at which time the property and all related infrastructure assets were sold.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

SUMMARIZED FINANCIAL RESULTS

(in $ millions) (unaudited)	As at September 30, 2009	% Change	As at December 31, 2008
	$		$
Financial Position
Cash and cash equivalents and gold bullion
• at market value	343.7	28%	269.1
• at cost	284.5	51%	188.2
Total assets	2,949.1	37%	2,151.7
Long-term debt	5.5	(90)%	56.1
Shareholders’ equity	2,456.9	48%	1,655.7

(in $ millions, except where noted)	Three months ended September 30,			Nine months ended September 30,
	2009	% Change	2008	2009	% Change	2008
	$		$	$		$
Results of Operations
Revenues	235.2	4%	226.9	649.1	(2)%	660.0
Mining costs	109.9	(11)%	123.4	307.6	(13)%	351.7
Depreciation, depletion and amortization	39.4	(3)%	40.7	110.5	(14)%	128.6
Earnings from mining operations	85.9	37%	62.8	230.9	28%	179.7
Earnings from working interests	9.1	264%	2.5	24.0	6%	22.6
Total earnings from operations and working interests(1)	95.0	45%	65.3	254.9	26%	202.2

Net earnings	64.9	245%	18.8	161.5	87%	86.5
Impairment charge	—	n/a	4.6	9.3	102%	4.6

Adjusted net earnings(2)	64.9	177%	23.4	170.8	87%	91.1

Basic and diluted net earnings per share ($/share)	0.18	200%	0.06	0.46	59%	0.29
Adjusted basic and diluted net earnings per share(2) ($/share)	0.18	125%	0.08	0.49	58%	0.31

Cash Flows
Operating cash flow	89.3	24%	72.1	189.5	—	190.0

Key Operating Statistics
Attributable gold sales (000 oz – IMG Share)	244	(6)%	260	711	(4)%	744
Average realized gold price ($/oz)	961	13%	853	915	4%	876
Attributable gold production (000 oz – IMG share)	244	(4)%	253	705	(5)%	742
Cash cost ($/oz)(3)	457	(5)%	481	452	(5)%	476

(1)	The total earnings from operations and working interests is a non-GAAP measure. Please refer to consolidated statement of earnings for reconciliation to GAAP measure.
(2)

Adjusted net earnings and adjusted net earnings per share are non-GAAP measures and represent net earnings before the impairment charge. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

(3)	Cash cost per ounce of gold is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

FINANCIAL RESULTS

FINANCIAL POSITION

The Company ended the third quarter of 2009 with a strong liquidity position having $343.7 million in cash and cash equivalents and gold bullion (at market value of $99.6 million) compared to $394.8 million at the end of June 2009, and $269.1 million at the end of 2008. As at September 30, 2009, no funds were drawn against the $140.0 million credit facility and $17.0 million in letters of credit were used to guarantee certain asset retirement obligations. The credit facility availability increased during the quarter as the Company repaid $40.0 million previously drawn down. Capital expenditures during the third quarter of 2009 were $126.2 million.

Cash decreased during the quarter mainly due to large capital expenditures in the Essakane and Westwood projects and the repayment of the credit facility.

During the first quarter of 2009, the Company issued 39,445,000 common shares, at a price of C$8.75 per common share to raise gross proceeds of $281.5 million (C$345.1 million). The proceeds are being used to fund the construction and development of the Essakane project, capital expenditures at the Company’s other properties and general corporate purposes including acquisition opportunities. In addition, during the second quarter of 2009, the Company issued 1,379,310 flow-through shares at C$14.50 per share for the Westwood project with net proceeds of $17.4 million.

NET EARNINGS

The change in net earnings in 2009 compared to 2008 is attributable to the following:

(in $ millions)	Three months ended September 30, 2009	Nine months ended September 30, 2009
	$	$
Higher metal prices	22.3	36.0
Higher sales volume	6.0	15.1
Lower operating costs	3.1	16.2
Higher production input volume	(0.4)	(12.5)
Lower (higher) depreciation, depletion and amortization	(2.3)	0.5
Higher earnings from working interests	6.6	1.4
Higher corporate administration and exploration expenses	(0.8)	(9.9)
Gain on sale of gold bullion	—	36.6
Purchase of royalties in 2008	4.7	18.5
Investment income and other	12.4	15.4
Income and mining taxes	(0.8)	(17.8)
Increase in adjusted net earnings excluding Sleeping Giant	50.8	99.5
Net impact of closing of Sleeping Giant during Q4 2008	(9.3)	(19.8)
Increase in adjusted net earnings, compared to 2008	41.5	79.7
Impairment charge in 2009	—	(9.3)
Impairment charge in 2008	4.6	4.6
Increase in net earnings, compared to 2008	46.1	75.0

Investment income and other for the third quarter include higher foreign exchange gains primarily from carrying Canadian dollars ($10.6 million), higher derivative gain ($1.6 million), and other items ($0.2 million).

For the first nine months, investment income and other mainly include higher foreign exchange gains from carrying Canadian dollars and higher derivative gain.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

REVENUES

The Company’s consolidated revenues were $235.2 million in the third quarter of 2009, compared to $226.9 million in the third quarter of 2008. Revenues were affected by:

•	a $22.4 million increase due to a higher realized gold price;

•	a $4.2 million net increase in revenue from niobium as a result of higher sales volumes;

•

lower gold sales volume resulting in a decrease of $17.8 million. Higher sales at Rosebel were offset by sales of the Sleeping Giant mine which was disposed of in the fourth quarter of 2008. Excluding sales of the Sleeping Giant mine from the comparable period in 2008, gold revenues were higher by $1.7 million; and

•	lower revenues from royalty interests and by-product credits ($0.5 million).

The Company’s consolidated revenues were $649.1 million in the first nine months of 2009, compared to $660.0 million in the first nine months of 2008 primarily as a result of the same reasons noted above.

MINING COSTS AND CASH COSTS

Mining costs were $109.9 million in the third quarter of 2009, lower by $13.5 million or 11% compared to $123.4 million in the third quarter of 2008. Increased mining costs due to higher volumes of mined and processed ore were more than offset by:

•	the disposal of the Sleeping Giant mine in the fourth quarter of 2008 for which mining costs in the third quarter of 2008 were $6.2 million;

•

lower royalty expenses ($3.7 million) primarily due to the elimination of a royalty on Rosebel mine’s production in late 2008 ($4.7 million), partially offset by higher royalties due to a higher gold price ($0.7 million) and higher gold volume ($0.3 million);

•	movements in the average exchange rate between Canadian and US dollars which also positively impacted mining costs during the third quarter of 2009 for the Canadian operations by $2.0 million; and

•	lower energy costs as a result of lower diesel fuel prices and lower power costs.

Mining costs were $307.6 million in the first nine months of 2009 compared to $351.7 million in the first nine months of 2008. Mining cost decreased $44.1 million or 13% year to date primarily as a result of the same reasons noted above.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

OTHER ITEMS

Depreciation, depletion and amortization were $39.4 million and $110.5 million in the third quarter and the first nine months of 2009 compared to $40.7 million and $128.6 million for the same periods of 2008. The decrease in 2009 resulted from the increase in reserves and the disposal of the Sleeping Giant mine in October 2008 partially offset by amortization of deferred stripping at Yatela, the depreciation of new equipment at Mupane and Rosebel, and amortization of royalties acquired.

Earnings from working interests were $9.1 million in the third quarter of 2009 compared to $2.5 million in the third quarter of 2008 due to higher sales, higher gold realized price and lower mining costs at Tarkwa and Damang.

Corporate administration expenses were $11.0 million and $37.3 million in the third quarter and first nine months of 2009 compared to $11.3 million and $29.9 million in the third quarter and first nine months of 2008. The first nine months increase in 2009 was due to certain non-recurring costs incurred relating to acquisition and financing activities and additional resources to support expansion and process improvement activities. In addition, stock price volatility resulted in increased stock based compensation costs.

Exploration and development expenses in the third quarter of 2009 were $11.0 million compared to $8.5 million in the third quarter of 2008, and were $28.2 million during the first nine months of 2009 compared to $24.4 million in the first nine months of 2008. Refer to the Exploration and Development section for more details.

During the third quarter of 2008, the Company recorded an impairment charge related to exploration properties. During the second quarter of 2009, the Company recorded an impairment charge of $9.3 million related to acquisition costs of the Buckreef exploration properties in Tanzania.

Net interest expense in the third quarter of 2009 was $0.1 million compared to net interest income of $0.2 million in the third quarter of 2008. In the first nine months of 2009, net interest expense was $0.6 million compared to net interest income of $1.5 million in the first nine months of 2008. In 2009, interest income was lower primarily due to interest income related to gold receivable.

The foreign exchange gain in the third quarter of 2009 was $11.6 million compared to $0.9 million in the third quarter of 2008. During the first nine months of 2009, the foreign exchange gain was $24.9 million compared to a loss of $0.9 million in the first nine months of 2008. The gain in 2009 is due to the appreciation in the value of the Canadian dollar compared to the US dollar and the level of Canadian dollars held as a result of the equity financing during the first quarter of 2009.

The derivative gain of $0.5 million during the third quarter of 2009 and $5.4 million during the first nine months of 2009 is mainly due to the market variation of derivative contracts held on foreign exchange and the valuation of marketable securities. In the third quarter of 2008, the derivative loss of $1.2 million ($0.2 million during the first nine months of 2008) was mainly related to the change in the gold price related to ounces of gold receivable. For more information on derivatives, refer to the balance sheet section of this MD&A.

During the first quarter of 2009, gain on sales of gold bullion totalled $36.6 million from the sale of 73,705 ounces of gold at an average price and cost of $901 and $404 respectively, with proceeds of $66.4 million. There were no sales of gold bullion during the second and third quarter of 2009 or in the first nine months of 2008.

In the third quarter of 2009, other net income totalled $3.8 million compared to other net expenses of $0.2 million in the third quarter of 2008. Other net income in the first nine months of 2009 was $1.0 million compared to $6.7 million in the first nine months of 2008. Amounts in 2009 are mainly related to gain on sales of assets, and to the sale of the Sleeping Giant royalty, less capital tax of $0.9 million and contractual termination benefits of $2.2 million recorded for employees and officers of Orezone. The amount in 2008 included the reversal of a provision of $4.4 million for interest on a tax assessment that was previously recorded, a gain on disposal of an exploration property for $1.8 million, and the reversal of an accrued liability of $1.2 million related to a prior acquisition.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

During the third quarter of 2009, income and mining taxes totalled $21.4 million compared to $21.1 million in the third quarter of 2008, and were $79.8 million during the first nine months of 2009 compared to $61.6 million in the first nine months of 2008. The increase in 2009 was mainly due to higher taxable income realized by the Rosebel mine offset by future tax recovery and the effect of foreign exchange gains.

QUARTERLY FINANCIAL REVIEW

(in $ millions, except where noted)	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007
	$	$	$	$	$	$	$	$
Revenues	235.2	225.3	188.6	209.6	226.9	225.1	208.0	194.2
Net earnings (loss)	64.9	44.1	52.5	(96.4)	18.8	33.2	34.4	8.5
Add back:
Impairment charges (net of related income taxes)	—	9.3	—	112.8	4.6	—	—	5.9
Adjusted net earnings(1)	64.9	53.4	52.5	16.4	23.4	33.2	34.4	14.4
Basic and diluted net earnings (loss) per share	0.18	0.12	0.17	(0.33)	0.06	0.11	0.12	0.03
Adjusted basic and diluted net earnings per share(1)	0.18	0.15	0.17	0.06	0.08	0.11	0.12	0.05
(1)	Adjusted net earnings and adjusted net earnings per share are non-GAAP measures. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

ATTRIBUTABLE GOLD PRODUCTION AND CASH COST PER OUNCE

The table below presents the production attributable to the Company’s ownership in operating gold mines along with the weighted average cash cost of gold production.

	Production		Total Cash Cost (1)		Production		Total Cash Cost (1)
	Three months ended September 30,		Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008	2009	2008	2009	2008
	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator
Rosebel (95%)	106	82	403	495	293	229	387	490
Doyon Division (100%)	30	27	517	519	85	85	523	597
Mupane (100%)	11	26	744	425	40	71	696	408
Joint Venture
Sadiola (38%)	32	41	525	396	103	123	441	404
Yatela (40%)	22	18	251	565	61	50	347	515
	201	194	442	475	582	558	434	479
Working Interests
Tarkwa (18.9%)	33	30	511	575	93	93	516	503
Damang (18.9%)	10	8	572	890	30	28	610	690
	43	38	525	645	123	121	539	546
Total (excluding closed mine)	244	232	457	502	705	679	452	491
Closed Mine (Sleeping Giant)	—	21	—	253	—	63	—	320
Total	244	253	457	481	705	742	452	476
(1)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD’s attributable gold production in the third quarter of 2009 decreased by 9,000 ounces or 4% compared to the third quarter of 2008.

Excluding the Sleeping Giant mine (sold in the fourth quarter of 2008) from the comparable period, sales increased by 12,000 ounces or 5% during the third quarter of 2009. The relative increase is primarily a result of:

•	record gold production at Rosebel as a result of higher throughput realized from the expansion of the mill,

•	higher production at Yatela and Doyon division due to higher gold grades, and

•	higher production at Tarkwa due to the commissioning of a new CIL plant;

partially offset by:

•	lower gold production at Mupane due to lower mill throughput, and lower grades, and

•	lower gold production at Sadiola due to lower gold grades.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

The following table details the royalty expense included in the weighted average cash cost of gold production:

Cash cost per ounce of gold	Three months ended September 30,			Nine months ended September 30,
	2009	% Change	2008	2009	% Change	2008
	$		$	$		$
Cash cost excluding royalties	417	(2)%	427	413	(1)%	416
Royalties	40	(26)%	54	39	(35)%	60
Cash cost (1)	457	(5)%	481	452	(5)%	476

(1)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

The consolidated cash cost decreased by 5% or $24 per ounce in the third quarter of 2009 to $457 per ounce compared to $481 per ounce in the third quarter of 2008, primarily due to lower royalties, lower energy costs, and the impact of a stronger US dollar on the Canadian operations during that period. Royalty expenses decreased by $14 per ounce compared to the prior year quarter primarily as a result of the 2008 acquisitions of the royalty payable on the Rosebel mine’s production.

NIOBIUM PRODUCTION, SALES AND OPERATING MARGIN

The table below presents the production and sales from the Company’s niobium mine along with the operating margin.

	Three months ended September 30,			Nine months ended September 30,
	2009	% Change	2008	2009	% Change	2008
Operating results – Niobium mine
Niobium production (000 kg Nb)	982	(15)%	1,154	2,870	(14)%	3,340
Niobium sales (000 kg Nb)	1,082	12%	964	2,896	(10)%	3,227
Operating margin ($/kg Nb)(1)	$18	(18)%	$22	$20	18%	$17

(1)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Niobium production was down in the third quarter of 2009 compared to the equivalent period in 2008 mainly as a result of mechanical problems in the converter. Since effecting repairs, the convertor has been working extra hours to recover the ferroniobium production shortfall. Niobium oxide concentrate inventories are expected to return to normal levels during the fourth quarter.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED PRICE

The following table presents the total ounces of gold sold and the realized gold price per ounce.

	Gold Sales		Realized Gold Price		Gold Sales		Realized Gold Price
	Three months ended September 30,		Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008	2009	2008	2009	2008
	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator and Joint Venture	201	200	960	848	588	559	912	869
Working interests	43	38	964	870	123	121	931	895
Total (excluding closed mine)	244	238	961	852	711	680	915	874
Closed mine (Sleeping Giant)	—	22	—	866	—	64	—	894
Total (1)	244	260	961	853	711	744	915	876

(1)

Attributable sales volume for the third quarter of 2009 and the third quarter of 2008 were 239,000 ounces and 255,000 ounces, respectively, and for the first nine months of 2009 and 2008, 697,000 ounces and 732,000 ounces, respectively, after taking into account 95% of Rosebel sales.

Gold sales volumes were lower during the third quarter of 2009 compared to the same period in the prior year primarily due to the closure of the Sleeping Giant mine at the end of 2008.

Realized gold prices have increased by 13% in the third quarter of 2009 compared to the third quarter of 2008. The average gold price on the London Metal Exchange for the third quarter of 2009 increased 10% to $960 per ounce compared to $872 per ounce in the third quarter of 2008. The Company sold its gold production in the spot market except for forward sales commitments at Mupane of 4,465 ounces during the third quarter of 2009 and 19,444 ounces during the third quarter of 2008.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

RESULTS OF OPERATIONS

Suriname—Rosebel Mine (IAMGOLD interest—95%)

Summarized Results

100% Basis except where noted

	Three months ended September 30,			Nine months ended September 30,
	2009	% Change	2008	2009	% Change	2008
Total operating material mined (000t)	14,133	27%	11,139	37,862	22%	31,150
Strip ratio(a)	3.5	(19)%	4.3	3.2	(22)%	4.1
Ore milled (000t)	3,003	37%	2,198	8,334	36%	6,131
Head grade (g/t)	1.3	—	1.3	1.2	(8)%	1.3
Recovery (%)	92	—	92	93	1%	92
Gold production – 100% (000 oz)	111	29%	86	308	28%	241
Attributable gold production – 95% (000 oz)	106	29%	82	293	28%	229
Gold sales – 100% (000 oz)	107	23%	87	285	22%	234
Gold revenue ($/oz)(b)	$969	11%	$870	$935	4%	$898
Cash cost excluding royalties ($/oz)	$359	(10)%	$399	$345	(11)%	$389
Royalties ($/oz)	44	(54)%	96	42	(58)%	101
Cash cost ($/oz)(c)	$403	(19)%	$495	$387	(21)%	$490

(a)	Strip ratio is calculated as waste divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Record gold production and mill throughput were achieved at Rosebel in the third quarter of 2009 as a result of the mill expansion project completed earlier in the year.

Mine production increased in the third quarter compared to the prior year period as a result of an increase in the mining fleet, improved productivity and introduction of contractor ore haulage for more distant pits. As planned, the strip ratio was lower compared to the same period last year due to more mining in low strip ratio pits.

Gold production was higher primarily due to higher throughput as a result of completion of the mill expansion project. For the quarter, the mill operated more than 9% above the nameplate capacity of 11 million tonnes per annum and throughput was 37% higher than the prior year period, and increased 4% compared to the second quarter of 2009.

Cash costs per ounce were positively impacted by a 29% increase in gold production in the third quarter of 2009 compared to the third quarter of 2008. Energy costs were lower as a result of lower global diesel fuel prices. Royalty expenses were $52 per ounce lower primarily due to the acquisition of the Euro Resources royalty in December 2008.

During the third quarter of 2009, capital expenditures relating to Rosebel were $18.3 million and consisted of mining equipment ($8.5 million), reserve development ($3.6 million), mill expansion ($1.1 million), and various smaller projects ($5.1 million). Capital expenditures for the first nine months of 2009 were $58.8 million. The mine advanced capital spending of $15.2 million from 2010 to 2009 for a mine fleet increase to better exploit the above-nameplate performance of the expanded mill.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

Canada—Doyon Division (IAMGOLD interest—100%)

Summarized Results

100% Basis

	Three months ended September 30,			Nine months ended September 30,
	2009	% Change	2008	2009	% Change	2008
Total operating material mined (000t)	99	(7)%	106	325	(7)%	349
Ore milled (000t)	104	—	104	325	(5)%	343
Head grade (g/t)	9.5	12%	8.5	8.5	5%	8.1
Recovery (%)	96	1%	95	96	—	96
Gold production (000 oz)	30	11%	27	85	—	85
Gold sales (000 oz)	30	3%	29	91	7%	85
Gold revenue ($/oz)(a)	$973	11%	$874	$938	4%	$899
Cash cost excluding royalties ($/oz)	$505	(1)%	$509	$513	(4)%	$534
Royalties ($/oz)	12	20%	10	10	(84)%	63
Cash cost ($/oz)(b)	$517	—	$519	$523	(12)%	$597

(a)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(b)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Gold production increased marginally during the third quarter of 2009 compared to the third quarter of 2008 due to higher gold grades and higher recoveries.

The mine life of the Doyon mine has been extended from May 2009 into the fourth quarter of 2009 due to improved operating efficiencies including strict monitoring of ground conditions. The Mouska mine was originally programmed to close at the end of 2009. During October, the Company approved a program to extend the life of the Mouska mine into early 2012 through the use of paste backfill to be produced at the now unutilized Doyon paste plant, with production of between 20,000 and 25,000 ounces per year from high grade mineralization delineated during 2009.

Total cash costs for the Doyon division were slightly lower during the current quarter as compared to the same quarter in 2008 due to higher gold production, higher grades and recovery, and a stronger US dollar relative to the Canadian dollar during that period.

The royalty expenses decrease of $53 per ounce over the nine month period was primarily the result of the Company acquiring the participation royalty for the Doyon/Westwood property from Barrick Gold Corporation in July 2008. This transaction eliminated the royalty obligation on production from the Doyon mine and the Westwood project.

There were no significant capital expenditures at the Doyon division during the third quarter of 2009 and the first nine months of 2009.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

Botswana—Mupane Mine (IAMGOLD interest—100%)

Summarized Results

100% Basis

	Three months ended September 30,			Nine months ended September 30,
	2009	% Change	2008	2009	% Change	2008
Total operating material mined (000t)	2,049	224%	633	5,505	258%	1,536
Strip ratio(a)	7.4	289%	1.9	7.5	525%	1.2
Ore milled (000t)	198	(26)%	269	696	(9)%	768
Head grade (g/t)	2.2	(39)%	3.6	2.3	(32)%	3.4
Recovery (%)	85	1%	84	80	(5)%	84
Gold production (000 oz)	11	(58)%	26	40	(44)%	71
Gold sales (000 oz)	11	(61)%	28	50	(29)%	70
Gold revenue ($/oz)(b)	$838	19%	$705	$685	2%	$670
Cash cost excluding royalties ($/oz)	$703	85%	$380	$645	77%	$364
Royalties ($/oz)	41	(9)%	45	51	16%	44
Cash cost ($oz)(c)	$744	75%	$425	$696	71%	$408

(a)	Strip ratio is calculated as waste divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Gold production was lower by 15,000 ounces during the third quarter of 2009 compared to the third quarter of 2008 due to lower mill throughput and lower grades. The decrease in mill throughput was due to the non-availability of the ball mill. The processing plant is expected to operate at 60-70% of its capacity until the reinstallation of the ball mill in December 2009 at which time productivity will improve.

Cash cost per ounce of gold was higher in the third quarter of 2009 compared to the third quarter of 2008, primarily as a result of a 58% decline in gold production.

Capital expenditures for the third quarter and the first nine months of 2009 were $1.5 million and $2.2 million respectively, and were primarily on process improvement initiatives.

The Company is reviewing the Mupane’s life of mine plan and its long-term outlook.

Mupane forward sales contracts:

During the third quarter of 2009, Mupane delivered the final shipment of 4,465 ounces of gold (43,888 ounces in the first nine months of 2009) under the forward sales contracts compared to 19,444 ounces delivered in the third quarter of 2008 (58,332 ounces in the first nine months of 2008). Mupane’s gold production is now being sold at spot prices. The remainder of the gold sales for each period were sold at spot prices.

Revenues at Mupane were comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
(in $ millions)	2009	2008	2009	2008
	$	$	$	$
Gold forward sales contracts	2.0	7.9	17.9	23.5
Gold forward sales liability amortization	1.0	4.5	10.5	13.3
Spot sales	5.7	7.1	5.7	9.8
Silver sales	—	—	—	0.1
Revenues at Mupane	8.7	19.5	34.1	46.7

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

Mali—Sadiola Mine (IAMGOLD interest – 38%)

Summarized Results

	Three months ended September 30,			Nine months ended September 30,
	2009	% Change	2008	2009	% Change	2008
Total operating material mined (000t)	2,072	13%	1,831	6,163	(8)%	6,710
Strip ratio(a)	13.4	219%	4.2	5.4	86%	2.9
Ore milled (000t)	421	10%	381	1,191	5%	1,137
Head grade (g/t)	2.6	(21)%	3.3	2.8	(28)%	3.9
Recovery (%)	86	(3)%	89	90	10%	82
Attributable gold production (000 oz)	32	(22)%	41	103	(16)%	123
Attributable gold sales (000 oz)	31	(21)%	39	102	(16)%	121
Gold revenue ($/oz)(b)	$958	10%	$874	$925	3%	$899
Cash cost excluding royalties ($/oz)	$468	35%	$346	$386	10%	$351
Royalties ($/oz)	57	14%	50	55	4%	53
Cash cost ($oz)(c)	$525	33%	$396	$441	9%	$404

(a)	Strip ratio is calculated as waste divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Attributable gold production decreased in the third quarter of 2009 compared to the same period in the prior year primarily as a result of lower gold grades and lower recoveries. The mine focused on waste stripping during the quarter and lower grade satellite pits were mined due to the completion of the main Sadiola pit. Moreover, the operation processed larger quantities of sulphide ore stockpiles during this period than in the equivalent period from a year ago, resulting in lower recoveries.

Cash cost per ounce of gold increased during the third quarter of 2009 compared to the third quarter of 2008 primarily as a result of higher waste mining, increase in consumption of consumables, higher royalties and lower gold production. Consumption of consumables increased as a result of processing higher proportions of sulphide ore. Royalty expenses were higher as a result of higher gold prices compared to the same period in the prior year.

Sadiola distributed a dividend of $3.8 million to IAMGOLD in the third quarter of 2009 compared to $7.6 million in the same period in 2008. In the first nine months of 2009, Sadiola distributed a dividend of $19.0 million to the Company compared to $22.8 million in the similar period in 2008.

The Company’s attributable portion of capital expenditures during the third quarter of 2009 of $0.6 million was mainly for the deep sulphide project. The deep sulphide project is a 3-million ounce hard rock resource below the Sadiola pit. IAMGOLD has taken the lead in this work with an innovative approach to reduce cost and re-engineer the construction schedule. Subsequent to the quarter, the pre-feasibility study was presented to the Sadiola joint venture board and approval has been received to proceed with a feasibility study on the deep sulphide project at a cost of $9.0 million (100% basis). The study contemplates adding a separate hard rock processing facility which would operate in conjunction with the existing soft rock plant. Assuming positive results from the 11-month feasibility study and the investment decision, construction would begin in 2011 and the new plant in 2012. Evaluating the differential economics between the current plan and the new plan, the pre-feasibility study demonstrates an after-tax project internal rate of return of 11%, at a gold price of $800 per ounce and a breakeven gold price of approximately $625 per ounce based on an initial investment of $400 million (on a 100% basis) for the treatment plant, mining fleet, waste pre-stripping, and various infrastructure elements. Average cash costs are projected to be $490 per ounce on a life of mine basis (including royalties). Attributable capital expenditures for the first nine months of the year were $1.5 million.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

Attributable exploration expenses during the third quarter and first nine months of 2009 was $0.8 million and $1.5 million respectively. Exploration expenditures for 2009 (on a 100% basis) are projected at $7.9 million ($0.8 million capitalized). A further $3.3 million of exploration expenditures are expected up to June 2010.

In addition, IAMGOLD announced in November it has reached a tentative agreement with the International Finance Corporation (“IFC”) for the purchase of the IFC 6% interest in SEMOS for up to $16 million. Under the terms of the existing SEMOS shareholders agreement, the remaining partners, AngloGold Ashanti Limited and the Republic of Mali have the opportunity to elect whether they will take up their proportionate share of the IFC interest on the agreed terms and conditions. IAMGOLD anticipates that the transaction will be completed before the end of the year. The IFC’s 6% share of production represents approximately 21,000 ounces of gold in 2009.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

Mali—Yatela Mine (IAMGOLD interest – 40%)

Summarized Results

	Three months ended September 30,			Nine months ended September 30,
	2009	% Change	2008	2009	% Change	2008
Total operating material mined (000t)	535	(34)%	815	2,126	(13)%	2,438
Capitalized waste mined - pit cutback (000t)	—	(100)%	102	—	(100)%	646
Strip ratio(a)	8.5	124%	3.8	2.7	(56)%	6.1
Ore crushed (000t)	220	3%	214	774	(1)%	784
Head grade (g/t)	3.2	19%	2.7	3.5	59%	2.2
Attributable gold stacked (000 oz)	23	28%	18	87	64%	53
Attributable gold production (000 oz)	22	22%	18	61	22%	50
Attributable gold sales (000 oz)	22	29%	17	60	22%	49
Gold revenue ($/oz)(b)	$958	10%	$867	$933	4%	$895
Cash cost excluding royalties ($/oz)	$194	(62)%	$516	$292	(37)%	$462
Royalties ($/oz)	57	16%	49	55	4%	53
Cash cost ($oz)(c)	$251	(56)%	$565	$347	(33)%	$515
(a)	Strip ratio is calculated as waste divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Gold production increased in the third quarter of 2009 as a result of higher gold grade for ore stacked in prior periods compared to the third quarter of 2008. The higher grade of ore stacked during the current quarter will report as gold production in later periods.

Mine production was lower during the current quarter compared to the third quarter of 2008 primarily due to failure of the main pit access ramp and heavy rainfall. Production resumed in the main pit in August after remediation of the ramp. During the remediation period, the operation stripped waste at a satellite pit. The gold production target for 2009 remains unchanged. Mine operations at the Yatela mine are expected to cease mid-2010 while gold production on the leach pads is expected to continue into early 2011.

Gold stacked increased in the current quarter primarily due to higher gold grade as the result of mining the bottom of the main pit as compared to lower grade ore mined higher in the pit push back in the prior year quarter.

Cash costs were lower during the third quarter of 2009 compared to the third quarter of 2008 as a result of higher gold production, lower energy costs and capitalization of ore stockpiles.

Attributable exploration expenses during the third quarter and first nine months of 2009 was $0.3 million and $0.7 million, respectively. During the third quarter of 2009, an additional $2.2 million of capitalized exploration cost (100% basis) was approved by the Yatela Board of Directors in response to encouraging exploration drill results in and adjacent to the Yatela pit, targeted extensions of the Alamoutala Pit, and exploration targets north of Yatela. The total exploration expenses for 2009 and 2010 are expected to be $4.7 million and $1.2 million, respectively (100% basis). This exploration work is being managed and executed in conjunction with the Sadiola exploration effort.

Yatela distributed a dividend of $10.0 million to IAMGOLD in the third quarter of 2009 compared to no dividend in the same period of 2008. In the first nine months of 2009, Yatela distributed a dividend of $20.0 million to the Company compared to no dividend in the similar period in 2008.

Capital expenditures for the third quarter of 2009 and in the first nine months of 2009 were immaterial.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

Ghana—Tarkwa Mine (IAMGOLD interest – 18.9%)

Summarized Results

	Three months ended September 30,			Nine months ended September 30,
	2009	% Change	2008	2009	% Change	2008
Total operating material mined (000t)	3,983	(13)%	4,576	12,794	3%	12,365
Capitalized waste mined (000t)	1,991	57%	1,272	5,900	52%	3,892
Strip ratio(a)	3.0	(12)%	3.4	3.3	—	3.3

Heap Leach:
Ore crushed (000t)	428	(45)%	785	1,444	(39)%	2,370
Head grade (g/t)	0.7	(30)%	1.0	0.9	(10)%	1.0
Attributable gold stacked (000 oz)	12	(54)%	26	42	(46)%	78
Attributable gold production (000 oz)	8	(53)%	17	33	(38)%	53

Mill:
Ore milled (000t)	541	111%	256	1,487	87%	794
Head grade (g/t)	1.4	(18)%	1.7	1.4	(13)%	1.6
Recovery (%)	97	(1)%	98	97	(1)%	98
Attributable gold production (000 oz)	25	92%	13	60	50%	40

Total attributable gold production (000 oz)	33	10%	30	93	—	93
Total attributable gold sales (000 oz)	33	10%	30	93	—	93

Gold revenue ($/oz)(b)	$964	11%	$870	$931	4%	$894

Cash cost excluding royalties ($/oz)	$479	(13)%	$549	$487	2%	$476
Royalties ($/oz)	32	23%	26	29	7%	27
Cash cost ($oz)(c)	$511	(11)%	$575	$516	3%	$503

(a)	Strip ratio is calculated as waste divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Total attributable gold production in the current quarter was higher compared to the same period in the prior year as a result of completion of the CIL plant, partially offset by lower grades. Gold production at the CIL plant increased 92% compared to the prior year quarter.

Cash costs for the current quarter were lower compared to the same period for last year as a result of higher gold production and lower power tariff.

The Company’s attributable portion of capital expenditures during the third quarter of 2009 was $6.2 million and was primarily for capitalized stripping and additions to the mining fleet. Attributable capital expenditures for the first nine months of the year were $18.4 million.

Tarkwa did not make any cash distributions in the current quarter and the prior year period. The attributable portion of cash held at Tarkwa accounted for as a working interest totalled $6.0 million as at September 30, 2009.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

Ghana—Damang Mine (IAMGOLD interest – 18.9%)

Summarized Results

	Three months ended September 30,			Nine months ended September 30,
	2009	% Change	2008	2009	% Change	2008
Total operating material mined (000t)	475	(60)%	1,175	2,100	(49)%	4,106
Capitalized waste mined - pit cutback (000t)	—	—	—	—	(100)%	145
Strip ratio(a)	2.0	(56)%	4.5	2.7	(49)%	5.3
Ore milled (000t)	232	8%	214	730	13%	647
Head grade (g/t)	1.4	8%	1.3	1.3	(7)%	1.4
Recovery (%)	95	2%	93	94	—	94
Attributable gold production (000 oz)	10	25%	8	30	7%	28
Attributable gold sales (000 oz)	10	25%	8	30	7%	28
Gold revenue ($/oz)(b)	$962	11%	$868	$929	4%	$897
Cash cost excluding royalties ($/oz)	$546	(37)%	$864	$583	(12)%	$663
Royalties ($/oz)	26	—	26	27	—	27
Cash cost ($oz)(c)	$572	(36)%	$890	$610	(12)%	$690

(a)	Strip ratio is calculated as waste divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Attributable gold production during the third quarter of 2009 was higher than the prior year quarter primarily as a result of increased throughput during the quarter.

Cash costs decreased during the third quarter compared to the prior year quarter primarily as a result of the decline in global diesel fuel prices and consumption due to lower mine production. In addition, power costs were lower compared to the prior-year quarter. In June 2009, the power costs were revised downwards by the Power Authority of Ghana retroactively to the beginning of the year.

The Company’s attributable portion of capital expenditures was $0.7 million during the third quarter of 2009 and $2.4 million in the first nine months of 2009.

Damang did not make any cash distributions in the current quarter and the prior year period. The attributable portion of cash held at Damang, accounted for as a working interest totalled $6.5 million as at September 30, 2009.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

Canada—Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	Three months ended September 30,			Nine months ended September 30,
	2009	% Change	2008	2009	% Change	2008
Total operating material mined (000t)	437	(5)%	460	1,299	(6)%	1,382
Ore milled (000t)	441	(2)%	452	1,307	(3)%	1,346
Grade (% Nb205)	0.61	(2)%	0.62	0.60	(5)%	0.63
Niobium production (000 kg Nb)	982	(15)%	1,154	2,870	(14)%	3,340
Niobium sales (000 kg Nb)	1,082	12%	964	2,896	(10)%	3,227
Operating margin ($/kg Nb)(a)	$18	(18)%	$22	$20	18%	$17

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

Niobium production during the third quarter of 2009 was 1.0 million kilograms, a decrease of 15% compared to 1.2 million kilograms in the third quarter of 2008. The decrease in niobium production was mainly as a result of mechanical problems in the converter leading to lower conversion of niobium oxide concentrate to ferroniobium. Since effecting repairs, the convertor has been working extra hours to recover the ferroniobium production shortfall. Niobium oxide concentrate inventories are expected to return to normal levels during the fourth quarter.

Niobium revenues of $39.7 million were higher during the third quarter of 2009 as compared to $35.5 million in the third quarter of 2008 as a result of an increase in sales volume despite lower production.

The operating margin per kilogram of niobium decreased during the third quarter of 2009 compared to the third quarter of 2008 by $4 per kilogram or 18% to $18 per kilogram. This is primarily as a result of unfavorable foreign exchange variation in the current quarter compared to the same period in 2008.

In June 2009, the Company approved expenditures of $46.9 million and began work on a mill expansion and paste backfill plant at the Niobec niobium mine. The mill expansion will increase mill throughput by 24%. The paste backfill plant approval has allowed an increase in proven and probable reserves by 36% and inferred resources by 72% (as previously announced on February 23, 2009).

Construction of the mill expansion began in June 2009 with an estimated completion during the third quarter of 2010 with expenditures of $6.5 million in 2009 and $21.5 million in 2010. The mill currently has an average throughput of 210 tonnes per hour, while the mining hoist has an average hoisting capacity of 260 tonnes per hour. The mill expansion is designed to match throughput to the mining hoisting capacity by increasing the mill throughput to 260 tonnes per hour.

The paste backfill initiative will enable near complete extraction of the ore body at lower levels of the mine by using mill tailings mixed with binding material thereby significantly reducing the need to leave behind natural ore pillars. Construction of the paste backfill plant and associated underground infrastructure began in June 2009 and is expected to be completed during the second quarter of 2010 with expenditures of $8.1 million in 2009 and $10.8 million in 2010. The recently published reserves and resources calculation for Niobec was based on the assumption of paste backfill. During the third quarter of 2009, the earthwork activities on the backfill plant project progressed according to schedule. Poured concrete foundation activities started in September and equipment orders for 46% of the paste backfill requirements and 37% of the plant expansion requirements were placed during the quarter.

Capital expenditures during the third quarter of 2009 were $7.2 million ($17.3 million during the first nine months of 2009) primarily on the shaft deepening project, a filtration and drying project, underground development, and the start-up of the mill expansion and paste backfill projects.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

EXPLORATION AND DEVELOPMENT

The Company’s key focus areas for its activities and new projects are: West Africa, Quebec, the Guiana Shield, Brazil and the northern Andean regions of South America. Additionally, the Company continues to search aggressively for advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth. On October 19, 2009, the Company provided in a press release an update on exploration activities for the third quarter of 2009 which are also summarized below. Planned exploration expenditures in 2009 are now expected to be $56 million of which $36 million is for greenfield exploration initiatives.

The 2009 emphasis continues to be acquisition of advanced exploration projects, resource development, resource conversion at Rosebel and progressing the portfolio of greenfield projects. More than 235,000 metres of drilling is planned on exploration projects across the group in addition to the 100,000 metre drill program (on a 100% basis) on Sadiola / Yatela joint venture lands.

In the third quarter of 2009, the Company incurred $115.6 million on exploration and development projects compared to $20.6 million in the third quarter of 2008. The third quarter 2009 expenditures were:

•	$101.5 million in capitalized and expensed expenditures incurred at projects including Essakane, Westwood, Niobec, and Quimsacocha.

•

Near-mine exploration and development expenditures totalling $5.6 million with more than half of the total relating to near-mine exploration work at Rosebel as part of a 90,000-metre diamond drilling program.

•	Greenfield exploration of $8.5 million was carried out at thirteen early-stage projects in ten countries of South America and Africa as part of the Company’s long-term commitment to growth.

Exploration and development expenditures are summarized as follows:

	Three months ended September 30			Nine months ended September 30
(in $ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
	$	$	$	$	$	$
2009
Development projects(1)	100.9	0.6	101.5	255.5	2.1	257.6
Operating mines – segment(2)	3.7	1.9	5.6	9.6	5.4	15.0
Greenfield exploration projects(3)	—	8.5	8.5	0.6	20.7	21.3
	104.6	11.0	115.6	265.7	28.2	293.9
2008
Development projects(1)	7.7	0.1	7.8	18.0	0.7	18.7
Operating mines – segment(2)	3.3	1.8	5.1	8.9	6.0	14.9
Greenfield exploration projects(3)	1.1	6.6	7.7	3.4	17.7	21.1
	12.1	8.5	20.6	30.3	24.4	54.7

(1)	Development capitalized projects, which are distinct from mine activities, are discussed below in the following sections.
(2)

Capitalized and expensed exploration related to activities within a mine area are included in mining assets and within the segmented information found in the notes to the interim consolidated financial statements, and are discussed in the results of operations section of this MD&A.

(3)	Greenfield exploration expensed projects, which are distinct from mine activities, are discussed below in the following sections.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

The Company’s exploration and development expenditures were as follows:

	Three months ended September 30,		Nine months ended September 30,
(in $ millions)	2009	2008	2009	2008
	$	$	$	$
Capitalized Development expenditures(1)
North America
Canada – Westwood	25.0	6.5	58.7	13.8
Canada – Niobec	2.8	—	6.6	—
Africa
Burkina Faso – Essakane	69.6	—	184.0	—
South America
Ecuador – Quimsacocha	3.0	0.7	5.4	1.7
French Guiana – Camp Caiman	—	—	—	1.5
Peru – La Arena	0.5	0.5	0.8	1.0
	100.9	7.7	255.5	18.0
Capitalized Exploration
Operating mines – segment(2)
Suriname	3.6	2.5	9.4	7.8
Canada	—	0.4	0.1	0.4
Mali	0.1	0.3	0.1	0.6
Non-gold	—	0.1	—	0.1
	3.7	3.3	9.6	8.9
Greenfield exploration(3)
Africa	—	1.1	0.6	3.4
Total Capitalized	104.6	12.1	265.7	30.3
Expensed Development Expenditures(1)
South America
Ecuador – Quimsacocha	0.2	0.1	0.6	0.7
French Guiana – Camp Caiman	0.4	—	1.5	—
	0.6	0.1	2.1	0.7
Expensed Exploration
Operating mines – segment(2)
Canada	0.6	1.4	2.7	4.5
Mali	1.1	0.4	2.2	1.5
Other	0.2	—	0.5	—
	1.9	1.8	5.4	6.0
Greenfield exploration(3)
South America	4.0	4.8	10.6	12.3
Africa	4.3	1.7	9.7	4.8
Canada	0.2	0.1	0.4	0.6
	8.5	6.6	20.7	17.7
Total Expensed	11.0	8.5	28.2	24.4
Total	115.6	20.6	293.9	54.7

(1)	Development expenditures, which are distinct from exploration activities, are discussed below.
(2)

Capitalized related to activities within a mine area are included in mining assets and within the segmented information found in the notes to the interim consolidated financial statements. Expenditures are discussed in the results of operations section of this MD&A.

(3)	Greenfield exploration projects, which are distinct from mine activities, are discussed below.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

CAPITALIZED DEVELOPMENT PROJECTS

Burkina Faso — Essakane project

Mining plan and reserves

The acquisition of Orezone Resources Inc. (“Orezone”) and its 90%-owned Essakane gold project in Burkina Faso, West Africa, occurred on February 25, 2009. The Essakane project is fully permitted and has been under construction since September 2008. In June 2009, the Company announced an updated gold reserve and resource statement for Essakane with an increase of 8% or 245,000 ounces in probable reserves to 3.37 million ounces (on a 100% basis). The updated reserve and resource statement has been calculated based on a new resource model and pit design, a gold price of $700 per ounce and an oil price of $70 per barrel.

In September 2009, the Company announced the acceleration of production during the early years at Essakane. The project development team identified an opportunity to improve early production and cash flow by stockpiling lower grade saprolite during pre-production, allowing access to higher grade ore sooner and increasing the mill feed grade over the first eighteen months. This modification effectively accelerates the mining sequence and brings forward gold production estimated at between 480,000 and 490,000 ounces for the first sixteen-month period from the August 2010 start-up through the end of 2011. Cash costs at Essakane are now expected to be in the $400 to $410 per ounce range, based on the grade change announced in June 2009 and the accelerated production schedule announced in September 2009.

The additional pre-production capital stripping expenditures for Essakane are expected to add $21 million to capital expenditures for a total of approximately $443 million.

Project expenditures for the third quarter of 2009 were $69.6 million, $184.0 million since the February 2009 acquisition date and a project to date total of $288.6 million.

Construction

The Company’s project development team has successfully transitioned and integrated the project since the acquisition in February 2009. They have assumed control of the project and modified the execution approach from external engineering, procurement, and construction management contractors to owner managed construction activities. Construction progress continues to go as planned and remains ahead of the original schedule. Highlights are as follows:

•

Infrastructure: Mine employees’ village and most permanent offices were completed during the quarter. The commitment to relocate several villages and nearly 2,000 homes and public buildings is well underway and will be completed at the beginning of 2010 as planned. Berm construction at the tailing water pond progressed well during the quarter and will be completed at final height during the second quarter of 2010.

•

Process plant: Work is going as planned with most of the bulk concrete poured, including concrete walls of the ore reclaim tunnels and grinding circuit foundations. CIL tanks installation started and should be completed during the fourth quarter.

•

Plant and equipment: Structural steel construction is progressing for the various services buildings. Structural steel for the power plant building and mechanical installation of radiators are nearing completion. All 785C mining trucks have been received on site.

•

Pre-production: All material used to build the tailings dam and earthworks are sourced from the open cast mine area. Grade control drilling started during the quarter and ore mining and stockpiling started during the month of October. Excavation in the pit is progressing on the 245 and 250 metre benches with four available mining faces. Three additional mining faces were developed in October. Ore packets for surface benches are being finalized and the first ore was place on stockpiles in mid-October.

•	Manpower: During the quarter, the Essakane project manpower exceeded 2,900. The level of manpower is expected to decline in November with the completion of the Essakane village.

•	In the quarter, the project exceeded 3 million cumulative hours without a lost-time accident.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

Exploration

A supplementary exploration budget of $2.3 million was approved in the third quarter of 2009 to allow for exploration activities to proceed in parallel with mine development. The Essakane exploration team is fully operational and completed 16,581 metres of condemnation drilling during the third quarter of 2009 in areas of planned infrastructure. An airborne magnetic and radiometric survey is set to commence in November 2009 that will cover IAMGOLD’s entire 1,383 square kilometre concession area including the mining lease. During the fourth quarter of 2009, the Company plans to initiate a 10,000 metre drilling program on established high priority targets on trend with the main resource area.

Westwood project

In June 2009, the Company reported an increase in the resource base at the Westwood development project. The revised estimate identified 3.4 million ounces of gold using a 6.0 g/t Au cut-off grade, a 9% increase in gold ounces from the previous undiluted resource estimate released in July 2008.

As a result of the Company’s aggressive development plan, a revised scoping study for the project is expected to be completed in December of 2009. Additional information gathered from the delineation program has improved the geological model, and will be used in the study. A feasibility study is anticipated once the development required to establish the appropriate confidence level in the resources is completed.

The 2009 $7.8 million drilling program of 73,500 metres of projected underground and surface drilling (62,000 as of the end of September 2009) is intended to increase the Company’s level of confidence in the current resources in the known lenses and identify additional resources. Specific targets include extensions of two new lenses above the fourteenth level, a sector between the Doyon mine and the western portion of Westwood, and mineralization below the existing resource base.

Construction is progressing well on surface infrastructure. Expenditures during the third quarter of 2009 totalled $25.0 million ($58.7 million during the first nine months of 2009). Construction updates are as follows:

•	During the month of September, 357 employees and contractors were involved on the Westwood project in different areas.

•	Shaft sinking has commenced in June 2009 with 242 metres completed at the end of September (objective of 500 metres by year-end).

•	The steel structure of the headframe and the deck-compressors’ room have been completed during the quarter. The structural steel erection of the hoist building is nearing completion.

•	The 15 tons overhead crane was wired, energized and commissioned.

•	The foundations of the production hoist have been completed, including the adjacent slabs.

•	The 6.7 metre diameter ventilation raise was initiated.

•	Diamond drilling activity of 21,800 metres during the quarter.

•	2,990 metres of development completed at the end of September including 1,635 metres of ramp access from surface to the Warrenmac lens.

•	An exploration drift successfully crossed the Bousquet fault allowing easier access to the resources lying to the east of the fault.

•	An 8,400 tonne bulk sample was mined in Zone 2 lens and processed at the Doyon mill.

The remaining 2009 planned capital expenditures for Westwood are $23.9 million for a total expenditure of $82.5 million in 2009.

In June 2009, the Company issued 1,379,310 flow-through common shares at C$14.50 per share with net proceeds of $17.4 million specifically relating to the Westwood project. Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

South America — Ecuador — Quimsacocha

Work in Ecuador during the third quarter of 2009 was directed entirely on the Quimsacocha project, an advanced development project with probable reserves of 8.1 million tonnes at an average grade of 6.5 grams of gold per tonne of ore containing 1.7 million ounces of gold within an indicated resource of 9.9 million tonnes at an average grade of 6.6 grams of gold per tonne of ore containing 2.1 million ounces of gold.

On October 16, 2009, the Government of Ecuador confirmed the Mining and Environmental Regulations to the Mining Law would be completed and approved by President Correa on November 4, 2009. The issuance of such regulations is a necessary final step for allowing the Minister of Mines to provide authorization to resume mining activity at the project site.

The new Mining Law confirms the importance to the country of responsible mining and provides for fiscal terms, including a royalty rate of not less than 5% on gold production. During the third quarter, the Company has conducted regular meetings with senior government officials in an effort to expedite the resumption of work at the Quimsacocha project. In addition, the Company, through the Ecuador Mining Council, worked in cooperation with the relevant Ministries on the preparation of the necessary regulations. As of September 30, 2009, the Company has complied with all requirements under the transitional regulations.

During the third quarter of 2009, the Company continued advancement of engineering for the concentrator. The Company intends to resume drilling and other feasibility work at Quimsacocha once the necessary authorization is received. A feasibility study and an environmental impact assessment, at a cost of $14 million, are expected within 12 months of the mining regulations being in place.

South America — French Guiana — Camp Caiman Project — Project Harmonie

Camp Caiman is a development project located about 45 kilometres southeast of Cayenne, the capital city of French Guiana. In January 2008, the Company’s application to begin construction of the Camp Caiman project was denied by the French Government. The French authorities have not yet announced a new mining framework for French Guiana, but have published a working document as a first step. This working document was published on the French Government website in June 2009, providing the context for mining development and recommends areas for mineral development, as well as outlining environmentally sensitive areas that they suggest should be considered for exclusion. Consistent with previous communications with the French authorities, the document indicates that the Camp Caiman deposit lies within one of these suggested areas of exclusion.

An official consultation process is to be conducted to review the working document so that a final mining framework can be adopted. The Company will continue to work actively and cooperatively with government officials at all levels as well as key stakeholders, in order to develop an acceptable plan that would permit development of the deposit, subject to appropriate restrictions and regulations. The Company has made significant changes to the design of the project to accommodate certain environmental sensitivities, and has successfully worked to obtain significant support in French Guiana for the project. The Company does not expect the final framework to be completed before the end of the first quarter of 2010.

If the Company is unable to reach an agreement on an acceptable project development plan, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time. Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists. In order to protect the interests of the Company and its shareholders for damages incurred to date, appropriate legal claims have been prepared and, on September 28, 2009, the Company, through IAMGOLD Guyane S.A.S, its indirect subsidiary in French Guiana, delivered a preliminary request for indemnification to the Prefect of French Guiana in the amount of €275 million. While this litigation proceeds, the Company has continued to seek an acceptable basis to bring the Camp Caiman project into production.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

South America — Peru — La Arena Project

In June 2009, an option and earn-in agreement was entered into with Rio Alto Mining Limited (“Rio Alto”) relating to the sale of the La Arena project in Peru. The Company received 8,024,511 common shares (10.6% interest) and 1,500,000 warrants of Rio Alto for a total value of $1.4 million. In conjunction with this transaction, Rio Alto was acquired by Mexican Silver Mines Ltd. (“MSM”) on a one-to-one share basis. In July, MSM then changed its name to Rio Alto Mining Limited.

Rio Alto has the option to purchase all of the shares of La Arena S.A., an IAMGOLD wholly-owned subsidiary, for a cash payment of $47.6 million. During the option term, Rio Alto may also earn-in newly issued shares of La Arena S.A. up to a maximum of 38.7% by incurring up to $30.0 million in expenditures on the La Arena project. Rio Alto can partially exercise the option and purchase shares currently held by IAMGOLD during the option term to a maximum 49% of the outstanding shares of La Arena S.A. The term of the option and earn-in agreement is two years and may be extended twice in increments of nine months if Rio Alto spends at least $10.0 million over the initial two years of the option term. An additional consideration of $2.5 million for the first extension and up to $5.0 million for the final extension are payable upon extending the option term.

During the third quarter, Rio Alto has been appointed manager of La Arena S.A. and its La Arena project.

CAPITALIZED EXPLORATION EXPENSES

South America – Suriname — Rosebel

The 2009 exploration program at Rosebel is designed to further convert measured, indicated and inferred resources into probable reserves, to extend resources along strike and at depth and to identify new resources near known deposits. The exploration program totalling 90,000 metres to be drilled on six known gold deposits (Koolhoven, J-Zone, Pay Caro, Mayo, Royal Hill, and Rosebel), and an advanced exploration project (Roma), situated between the Mayo and Royal Hill pits, is on schedule with 80% of drilling complete. Revised resource estimates and mine design updates are in progress. Exploration on advanced prospects outside of the central Rosebel mining lease was directed at the Kraboe Doin and Blauwe Tent prospects located approximately seven kilometres south of the Rosebel mine complex. This work is being carried out in preparation for diamond drilling planned for the fourth quarter of 2009.

GREENFIELDS EXPLORATION EXPENSES

During the third quarter of 2009, the Company’s exploration team was actively engaged in exploration in ten countries within South America and Africa, including exploration work in proximity to the Company’s operating mines. On October 19, 2009, the Company provided in a press release an update on exploration activities for the third quarter of 2009 which are also summarized below.

South America — Suriname — Sarakreek

At the Sarakreek project, a reverse circulation drill program was completed during the third quarter of 2009. Assay results indicate that gold mineralization is not continuous between the Awari and Sula zones as first reported by the Company in 2008. Field surveys, including extensive auger soil geochemical surveys are in progress to upgrade other prospective areas within the Company’s Sarakreek and Tapanahony concession blocks. Diamond drilling is expected to resume during the second quarter of 2010.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

South America — Brazil — Minas Gerais and Project Generation

A second drill has been added to the 5,000 metre diamond drilling campaign on the Company’s Minas Gerais project located within the important Iron Quadrangle gold district of Brazil. The program is more than 60% complete and assay results indicate a series of narrow, but significant vein sets that underlie historic 17th century surface workings. Field surveys continue to add new Archean lode gold targets across the Company’s extensive property package that will be drill tested as part of the Company’s 2010 program.

South America — Guyana — Eagle Mountain Project

A desktop concept study and updated resource estimate for IAMGOLD’s Eagle Mountain project in Guyana is in progress and due for completion and release in the fourth quarter of 2009.

Mali — Sadiola / Yatela

At Sadiola / Yatela, on a 100% basis, an additional $2.2 million capitalized exploration budget was approved in addition to the $14.9 million exploration program approved in May 2009. This exploration program was designed to fully evaluate the remaining oxide gold potential on the joint venture lands over an 18 month-period, and undertake further investigation of potential sulphide mineralization by the third quarter of 2010. The 2009 exploration program is on track with 66,000 metres (target of 100,000 metres by the end of 2009) of combined reverse circulation and diamond drilling completed through the third quarter of 2009.

The additional $2.2 million of capitalized exploration funding was approved in response to encouraging exploration drill results in and adjacent to the Yatela pit, targeted extensions of the Alamoutala pit, and exploration targets north of Yatela. Gravity geophysical surveys, in conjunction with a detailed airborne magnetic and radiometric survey completed in September 2009 has advanced the early stage exploration phase of the program and refined numerous targets.

Mali — Siribaya — Merrex Joint Venture

At Siribaya, the joint venture gold project with Merrex Gold Inc. (“Merrex Gold”), the 2009 diamond drilling program was completed during the second quarter of 2009. All drill results have now been received and have almost tripled the strike length of the continuously mineralized zone from 300 metres to about 900 metres. The mineralization is still open to the north, south and at depth. Merrex Gold is currently the operator of the exploration program, and IAMGOLD can elect to operate the program after the completion of C$5.5 million in work expenditures. During the third quarter of 2009, the Company has met its first year’s work commitment of C$3.0 million in exploration expenditures.

Mali — Avnel — Kalana gold project

In August 2009, the Company entered into an agreement whereby it has the option to acquire up to an initial 51% interest in Avnel Gold Limited (“Avnel”) and its 80% interest in Société d’exploitation des mines d’or de Kalana (the “Kalana project”) in southwest Mali, West Africa. The remaining 20% is held by the Malian Government. The Kalana project consists of the Kalana gold mine, an operating underground mine and an exploration property covering 387.4 square kilometres with a 30 year mining exploitation permit. The 51% interest in Avnel will be achieved by spending $11.0 million on exploration activities over a three year period and by delivering a NI 43-101 resource calculation of at least 2 million ounces of gold. IAMGOLD has the option to increase its interest from 51% to 70% by sole funding a feasibility study, or from 51% to 65% if Avnel participates in the study. The Company sees the potential for a large bulk tonnage operation in the immediate mine area, and is planning to carry out a minimum $2.5 million drill program in the first year of the agreement.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

The project area is underlain by the prolific Proterozoic Birimian volcano-sedimentary sequence that is host to most of the world-class gold occurrences of West Africa. Prior to IAMGOLD’s involvement at Kalana, historical exploration and mining was directed principally at narrow, shallow dipping, high grade veins. The Company believes that the high grade mineralization may represent a portion of a much larger gold mineralized system that may be amenable to bulk mining. The Company initiated field investigations in the third quarter of 2009. To date, surface mapping has traced extensive zones of artisanal workings that were not described in earlier exploration mapping. A regional termite soil survey is scheduled to start after the rainy season. Underground mapping indicates the presence of zones of stockwork and high-angle veining that are distinct from the low-angle veins exploited in the past. The approximately four kilometres of underground workings are currently being sampled. Assays are pending but expected to result in priority drill targets. Work currently underway is directed at developing an exploration model to support a significant reverse circulation and diamond drill program that is scheduled to start early in 2010. A detailed airborne-radiometric survey commenced in October 2009 to assist with structural interpretation of the 387.4 square kilometre project area, and aid in the evaluation of other known gold mineralized trends.

Africa — Tanzania — Buckreef and Kitongo Projects

In consultation with the Tanzanian Government, during the second quarter of 2009, the Company took steps to terminate the Buckreef Joint Venture Agreements. Exploration activities were suspended earlier in the year as part of a strategic reorientation of the Company’s exploration focus. Closure of IAMGOLD’s Tanzanian exploration offices is expected to be completed in the fourth quarter of 2009. The Company recorded an impairment charge of $9.3 million in its second quarter of 2009 results related to the carrying value of the exploration properties in Tanzania.

CASH FLOW

Operating activities

Operating cash flow in the third quarter of 2009 was $89.3 million ($0.24 per share) compared to $72.1 million ($0.24 per share) in the third quarter of 2008. Operating cash flow in the first nine months of 2009 was $189.5 million ($0.54 per share) compared to $190.0 million ($0.64 per share) in the first nine months of 2008. Higher revenues and improvements in cash mining costs were partially offset by increased spending on exploration.

Investing activities

Cash flow used in investing activities in the third quarter of 2009 was $125.2 million compared to $58.4 million in the third quarter of 2008. The Company’s capital expenditures for mining assets and exploration and development totalled $126.2 million during the third quarter of 2009 compared to $53.6 million in the third quarter of 2008 mainly due to Essakane, Westwood, Rosebel and Niobec. Cash flow used in investing activities in the first nine months of 2009 was $278.1 million compared to $141.8 million in the first nine months of 2008. First nine months of 2009 for the capital expenditures in mining assets and exploration and development of $330.0 million were partially offset by the $66.4 million proceeds from sale of gold bullion during the first quarter of 2009. During the second quarter of 2009, the Company also acquired investments totalling $10.9 million, primarily a $10.3 million investment in Oromin Exploration Ltd.

Financing activities

Cash flow used in financing activities was $33.5 million in the third quarter of 2009 compared to cash flow from financing activities of $0.1 million in the third quarter of 2008. During the third quarter of 2009, the Company reimbursed the credit facility of $40.0 million and issued shares for a total net amount of $6.5 million. Cash flow from financing activities was $188.6 million in the first nine months of 2009 compared to cash flow used in financing activities of $7.4 million in the first nine months of 2008. Cash flow from financing activities was higher than in the first nine months of 2008 primarily due to the public offering and the issuance of flow-through shares partially offset by the repayment in full of the credit facility of $50.0 million and of the assumed outstanding bridge financing of $40.0 million on the acquisition of Orezone, and the payment of a dividend.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

Foreign exchange

A foreign exchange gain of $12.0 million in the third quarter of 2009 compared to a loss of $0.5 million during the third quarter of 2008 ($26.1 million in the first nine months of 2009 compared to a loss of $0.8 million in the first nine months of 2008) was related to the appreciation in the value of the Canadian dollar compared to the US dollar and the level of Canadian dollars held as a result of the equity financing during the first quarter of 2009.

BALANCE SHEET

Risks

The Company is subject to various financial risks that could have a significant impact on profitability and financial conditions. These risks are discussed further in the Risks and Uncertainties section and include recent financial market conditions relating to interest rates, gold price, oil price and currency rates.

Liquidity and Capital Resources

The Company ended the third quarter of 2009 with a strong balance sheet, having $343.7 million in cash and cash equivalents and gold bullion (at market value of $99.6 million) compared to $394.8 million at the end of June 2009, and $269.1 million at the end of 2008.

In the first nine months of 2009, the Company’s capital structure was modified to finance the Orezone acquisition and development of existing mines and projects. Funds were raised through an equity financing as described below under Shareholders’ equity, and in note 13, Capital disclosures, of the Company’s interim consolidated financial statements.

On July 29, 2009, the Company filed a final short form base shelf prospectus with the securities regulators in each province and territory of Canada except for Quebec and a corresponding registration statement with the SEC in the United States. These filings allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to $700 million during a 25-month period until August 29, 2011. This base shelf prospectus adds more financial flexibility to the Company’s liquidity and capital resources for the future including acquisition opportunities. No offering is planned at this time.

Working Capital

	As at September 30, 2009	As at December 31, 2008
Working capital (in $ millions)	316.2	105.4
Current working capital ratio	3.0	1.4

During the third quarter of 2009, working capital decreased by $18.5 million mainly due to the decrease in cash and cash equivalents resulting from cash used in investing activities partially offset by cash flow from operating activities. During the first nine months of 2009, working capital increased by $210.8 million mainly due to the increase in cash and cash equivalents following the equity financing and the sale of gold bullion.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

Derivative instruments

For a discussion of risks and assumptions that relate to the use of derivatives, including market risk, liquidity risk and credit risk, refer to the section of Risks and Uncertainties in the 2008 annual MD&A.

(in $ millions)	As at September 30, 2009		As at December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Normal sales contracts - Gold	—	—	(10.5)	(20.8)
Derivatives - Gold forward sales agreement	(3.1)	(3.1)	(3.4)	(3.4)
Currency contracts	0.3	0.3	(0.6)	(0.6)
Heating oil option contracts	2.2	2.2	1.5	1.5
Aluminum option contracts	0.1	0.1	—	—
	(0.5)	(0.5)	(13.0)	(23.3)

Gold Sales Commitments

As of August 4, 2009, the normal sales contracts were all delivered. They were accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. On delivery of gold into the forward contracts, the related acquired liability was amortized and recorded into gold revenues.

Additional gold forward sales agreements were also assumed following the acquisition of Euro Ressources in late 2008. During the first quarter of 2009, the Company paid the settlement obligation of $3.6 million outstanding for ounces bought back in December 2008. During the third quarter of 2009, 2,850 ounces came to maturity with a value of $1.4 million which was paid in October 2009. As of September 30, 2009, there were 5,700 ounces of gold remaining at an average forward price of $459 per ounce all expiring in 2009 with settlement planned in January 2010. The decrease in fair value during the third quarter of 2009, totalling $0.4 million ($1.1 million during the first nine months of 2009), was accounted for under derivative loss, since these contracts did not qualify for hedge accounting.

Currency contracts

In late 2008, the Company entered into option and forward contracts to hedge its exposure to the Canadian dollar in the 2009 spending plan. These contracts do not qualify for hedge accounting and all expire in 2009. Following the Canadian dollar equity financing in March 2009, the Company reduced its hedging position which resulted in a net realized gain of $2.1 million during the second quarter of 2009. In addition, during the third quarter of 2009, the Company realized a gain of $0.8 million on existing contracts.

At September 30, 2009, the hedge of the exposure to Canadian dollars was 7% for the fourth quarter of 2009 representing total net commitments to buy C$5.6 million. These contracts had a total positive fair value of $0.3 million resulting in an unrealized derivative gain of $0.1 million during the third quarter of 2009 ($0.9 million during the first nine months of 2009).

The Company plans to hedge its exposure to both the €uro and South African Rand resulting from the construction at the Essakane project. The Company will continue to monitor its currency hedging requirements and exposure.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

Heating oil option contracts

In late 2008, the Company initiated a hedging strategy to limit the impact of fluctuations as a result of the major disruption in the world markets during the fourth quarter of 2008. During the third quarter of 2009, the Company entered into additional contracts for future consumption in 2010. Despite not qualifying for hedge accounting, these contracts protect the Company to a significant extent from the effects of oil price increases. The Company paid $2.3 million in option premiums to hedge 50% of its 2009 fuel price exposure, and $1.6 million in option premium to hedge 36% of its 2010 fuel price exposure.

As of September 30, 2009, there were option contracts totalling 11.6 million gallons of heating oil, representing 77% of the fourth quarter of 2009 and 36% of the 2010 Company’s planned fuel consumption at the Rosebel, Mupane, Sadiola, Yatela (and Essakane for 2010) operations. The remaining contracts had a fair value of $2.2 million at the end of the third quarter of 2009, resulting in an unrealized derivative loss of $0.3 million during the quarter ($0.9 million during the first nine months of 2009). The Company plans on continuing its hedging strategies to mitigate a total of 50% of its expected fuel price exposure in 2010.

Aluminum option contracts

Aluminum is a key input in the production of niobium. During the third quarter of 2009, the Company initiated a hedging strategy to limit the impact of fluctuations of aluminum prices and to hedge a portion of its future consumption of aluminum for 2010. The Company used zero-cost option contracts to hedge 23% of its aluminum exposure in 2010 at the Niobec mine. The valuation of these contracts was based on an aluminum price of between $1,667 and $2,076 per metric tonne, at no cost for the 2010 consumption. The contracts had a fair value of $44,000 at the end of the third quarter of 2009, resulting in an unrealized derivative gain of $44,000 during the quarter. The Company plans to hedge its exposure to the aluminum price for approximately 51% of the 2010 Niobec mine’s consumption.

Gold Bullion

		September 30, 2009	December 31, 2008
Ounces held	(oz)	99,999	173,704
Weighted average acquisition cost	($/oz)	404	404
Acquisition cost	(in $ millions)	40.4	70.2
End of period spot price for gold	($/oz)	996	870
End of period market value	(in $ millions)	99.6	151.1

During the first quarter of 2009, the Company sold 73,705 ounces of gold at an average price and cost of $901 and $404 respectively, with proceeds of $66.4 million and a gain before income taxes of $36.6 million. There were no sales of gold bullion during the second and third quarter of 2009 or in the first nine months of 2008.

Debt

As at September 30, 2009, no funds had been drawn against the $140.0 million credit facility, and $17.0 million in letters of credit were used to guarantee certain asset retirement obligations.

During the third quarter of 2009, the Company repaid $40.0 million (a net $50.0 million during the first nine months of 2009) on its revolving credit facility.

Shareholders’ Equity

As at September 30, 2009, the Company had 368,016,730 shares issued and outstanding, 6,238,864 outstanding share options, and 2,000,000 warrants exercisable for 160,000 shares of IAMGOLD at a price of C$14.79 each expiring on August 1, 2010.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

During 2009, the Company issued shares following the exercise of options. In addition, during the second quarter of 2009, the Company issued 1,379,310 flow-through shares at C$14.50 per share for the Westwood project with net proceeds of $17.4 million. During the first quarter of 2009, 28,817,244 shares valued at $220.7 million were issued for the acquisition of Orezone and the Company settled the convertible debenture assumed by Orezone as described in the acquisition section of this MD&A. In addition, on March 26, 2009, the Company issued 39,445,000 common shares, at a price of C$8.75 per common share to raise gross proceeds of $281.5 million (C$345.1 million).

As at November 2, 2009, there were 368,019,230 shares issued and outstanding, 6,236,364 share options outstanding and 2,000,000 warrants exercisable for 160,000 shares of IAMGOLD. The increase in the number of shares issued and outstanding since September 30, 2009 is due to the exercise of options.

Contractual Obligations

Contractual obligations as at September 30, 2009, increased compared to the information disclosed in the 2008 annual report mainly due to the acquisition of Orezone during the first quarter of 2009. Capital commitments increased from $21.8 million to $51.9 million due to the current construction of the Essakane project. Payment obligations related to operating lease agreements increased from $4.2 million at the end of December 2008 to $30.5 million at the end of September 2009. In addition, purchase obligations increased from $55.7 million to $94.8 million mainly due to Essakane, Westwood projects and Mupane partially offset by lower commitments in Tanzania. These contractual obligations will be met through available cash resources and operating cash flows.

RELATED PARTY TRANSACTIONS

There were no material related party transactions in the first nine months of 2009.

OUTLOOK

On October 26, 2009, the Company announced updated guidance for 2009 production, cash cost, and capital expenditures and exploration as follows:

	Revised outlook 2009 (issued October 2009)	Revised outlook 2009 (issued June 2009)	Original outlook 2009 (issued January 2009)
Attributable share of gold production (000 oz)	940-950	910-920	880
Cash cost ($/oz)	$460-$470	$460-$470	$470-$480
Projected gold price ($/oz)	$935	$900	$800
Projected oil price ($/barrel)	$60	$55	$65
Projected foreign exchange rate (C$/US$)	1.14	1.15	1.15

Niobium production (millions of kg Nb)	4.2-4.4	4.2-4.4	4.4
Niobium operating margin ($/kg Nb)	$19-$21	$20-$22	$17-$19

Capital expenditures ($ millions)	422.1	448.4	439.5
Greenfields exploration expenditures ($ millions)	36.0	34.0	33.9

The increased 2009 gold production guidance primarily reflects productivity increases at Rosebel and the extended life of the Doyon mine into the fourth quarter of 2009.

The increase in operating margin guidance compared to original outlook primarily reflects favourable aluminum input prices and improved confidence in the niobium price for the remainder of 2009. Decrease from the previous guidance is a result of a stronger Canadian dollar.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

Cash cost estimates are based on assumptions including, but not limited to, those noted above. The current financial market volatility may affect future cash costs either positively or negatively through changes in gold price, oil price, overall operating costs, and currency rates. Changes in these assumptions may have a material impact on cash costs, results of operations, and overall financial position of the Company. Actual results may vary significantly from guidance. The following table provides estimated sensitivities around certain inputs that can affect the Company’s operating results, based on the Company’s guidance for 2009.

	Change of	Impact on the annualized 2009 cash cost by $/oz
Gold price	$50/oz	$3
Oil price	$10/barrel	$5
Canadian dollar per US dollar	$0.10	$5

The decrease in 2009 planned capital expenditures is mainly due to lower expenditures at Niobec partially offset by earlier purchase of the Rosebel mining equipment.

Growth fully funded

The Company’s estimated available funds and cash flow for 2009 to 2013, without considering actual cash and gold bullion, exceed estimated capital expenditures (construction costs and sustaining capital at existing operations and Essakane, exploration and corporate administration expenditures) to fund currently projected future growth.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

As required, as of September 30, 2009, an evaluation was carried out under the supervision of, and with the participation of IAMGOLD’s management, including, the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) in connection with the Company’s design and operating effectiveness of disclosure controls and procedures.

Disclosure controls and procedures:

As at the end of the period covered by this MD&A and accompanying unaudited interim consolidated financial statements, the Company’s management, including the CEO and the CFO, have reviewed and evaluated the effectiveness of its disclosure controls and procedures. Based on that evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company including its consolidated subsidiaries and joint ventures was made known to them by others within those entities.

Internal controls over financial reporting:

Management of the Company, with the participation of the CEO and the CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with GAAP.

There have been no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect internal controls.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

Limitations of controls and procedures:

The Company’s management including the CEO and the CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CHANGES IN CANADIAN POLICIES

Interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2008, except for the changes in accounting policies mentioned below.

Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) replaced Section 3062 – Goodwill and other intangible assets and Section 3450 – Research and development costs, with Section 3064 – Goodwill and intangible assets. This section gives the definition and establishes standards for the recognition, measurement and disclosure of goodwill subsequent to its initial recognition, and intangible assets. Standards for goodwill and intangible assets following a business combination remain unchanged. Section 3064 gives guidance about internally generated intangible assets. This section is effective for the Company in 2009. The adoption of this new standard did not have any impact on the Company’s consolidated financial statements in 2009.

Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the Emerging Issues Committee (“EIC”) issued EIC-173, Credit risk and the fair value of financial assets and financial liabilities. The EIC reached a consensus that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This accounting treatment should be applied retrospectively without restatement of prior periods. The application of EIC-173 did not have any impact on the Company’s consolidated financial statements in 2009.

Mining exploration costs

In March 2009, the CICA issued EIC-174, Mining exploration costs replacing EIC-126 Accounting by mining enterprises for exploration costs. EIC-174 provides guidance on the capitalization and the impairment of exploration costs. This standard is effective in 2009. The application of the EIC did not have any impact on the Company’s consolidated financial statements.

Amendment to Section 3862, Financial instruments – Disclosures

In June 2009, the CICA issued amendments to Section 3862, Financial instruments – Disclosures, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments will be effective for the Company in its 2009 annual financial statements. The Company is currently evaluating the impact, if any, of these amendments on its consolidated financial statements.

Amendment to Section 3855, Financial instruments – Recognition and measurement

In August 2009, Section 3855, Financial instruments – Recognition and measurement was amended following changes made to Section 3855 in December 2008 which allow the reclassification of certain held-for-trading financial assets in certain circumstances. The amendments add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. The amendment applies to reclassification made on or after July 1, 2009. The application of this amendment did not have any impact on the Company’s consolidated financial statements.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

In an effort to converge with IFRS, Section 3855 was also amended to change the categories into which a debt instrument is required or permitted to be classified; to change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Section 3025, Impaired loans; and to require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances. These amendments will apply to the Company’s annual financial statements of 2009. The Company is assessing the impact, if any, of these amendments on its consolidated financial statements.

FUTURE ACCOUNTING POLICIES

Section 1582, Business combinations; Section 1601, Consolidated financial statements; and Section 1602, Non-controlling interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business combinations; Section 1601, Consolidated financial statements; and Section 1602, Non-controlling interests. These new standards will be effective for the Company in 2011 and earlier adoption is permitted as of the beginning of a fiscal year. The Company is in the process of evaluating the requirements of the new standards.

Sections 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3R - Business Combinations.

Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27 - Consolidated and separate financial statements.

Amendment to Section 3855, Financial instruments – Recognition and measurement

In June 2009, Section 3855, Financial instruments – Recognition and measurement was amended to:

•

clarify the application of the effective interest method following an impairment loss of an investment in a debt instrument. This clarification applies to investment in debt instruments classified as held-to-maturity and to those classified as available for sale. This amendment will be effective for the Company in 2010.

•

clarify the situation where the embedded prepayment option is considered closely related and therefore, is not separated from the host debt instrument for recognition purposes. This amendment will be effective for the Company in 2011.

The Company is in the process of evaluating the requirements of these new standards.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that IFRS, as issued by the International Accounting Standards Board (“IASB”), must be adopted for fiscal years beginning on or after January 1, 2011 by all Canadian publicly accountable enterprises. Changing from current Canadian GAAP to IFRS will be a significant undertaking that may materially affect the Company’s reported financial position and results of operations.

The Company is following the key events timeline proposed by the AcSB to obtain training and thorough knowledge of IFRS, finalize assessment of accounting policies with reference to IFRS and plan for convergence to be ready for the 2011 changeover.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

The Company is currently in the final stages of analyzing policy alternatives allowed under IFRS, drafting revised IFRS accounting policies and developing solutions for information systems and business processes. The next several months will be focused on the completion and formal authorization of recommended changes to accounting policies. In addition, the Company will also initiate the implementation of required changes to information systems and business processes as well as begin the process of gathering the necessary data to calculate the opening balance sheet adjustments as at January 1, 2010.

IFRS training sessions to board members and staff at various levels and within the organization have been and will continue to be provided throughout the conversion process.

Additional disclosure on the Company’s transition to IFRS and its convergence plan is outlined in the Company’s 2008 annual report.

RISKS AND UNCERTAINTIES

The Company is subject to various financial and operational risks that could have a significant impact on profitability and levels of operating cash flow, as described below. For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s Annual MD&A and Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml, which risks described in the Annual Information Form are incorporated by reference into this Management’s Discussion & Analysis.

Risks, known and unknown, could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and described in the Cautionary Statement on Forward-Looking Information found at page 2.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

SUPPLEMENTAL INFORMATION TO THE MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP PERFORMANCE MEASURES

ADJUSTED NET EARNINGS

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures and represent net earnings (loss) before impairment charges. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information, but do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under GAAP. The following table provides a reconciliation of adjusted net earnings to net earnings (loss) as per the consolidated statement of earnings.

		2009				2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(in $ millions)	$	$	$	$	$	$	$
Adjusted net earnings	64.9	53.4	52.5	16.4	23.4	33.2	34.4
Impairment charges	—	(9.3)	—	(125.3)	(4.6)	—	—
Income taxes related to impairment charges	—	—	—	12.5	—	—	—
Net earnings (loss)	64.9	44.1	52.5	(96.4)	18.8	33.2	34.4

CASH COSTS

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. “Cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash cost per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs differ from measures determined in accordance with GAAP. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to the mining costs, excluding depreciation, depletion and amortization as per the unaudited interim consolidated statement of earnings.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

Third quarter ended September 30, 2009

	Operating Gold Mines							Other
(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Sleeping Giant(3)	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	44.0	16.6	—	8.0	17.5	3.9	90.0	19.9	109.9
Adjust for:
By-product credit	(0.1)	(0.9)	—	—	—	—	(1.0)
Stock movement	2.9	0.3	—	1.3	0.3	0.1	4.9
Accretion expense	(0.4)	(0.4)	—	(0.1)	(0.2)	(0.2)	(1.3)
Foreign exchange, interest and other	(1.4)	0.1	—	(0.5)	(0.9)	1.6	(1.1)
Cost attributed to non-controlling interests	(2.3)	—	—	—	—	—	(2.3)
	(1.3)	(0.9)	—	0.7	(0.8)	1.5	(0.8)
Cash costs – operating mines	42.7	15.7	—	8.7	16.7	5.4	89.2
Cash costs – working interests(4)							22.5
Total cash costs including working interests							111.7
Attributable gold production – operating mines (000 oz)	106	30	—	11	32	22	201
Attributable gold production – working interests (000 oz)(4)							43
Total attributable gold production (000 oz)							244
Total cash costs ($/oz)	403	517	—	744	525	251	457

(1)	Niobium, Exploration and development and Corporate Segments.
(2)	As per unaudited interim consolidated statement of earnings.
(3)

The Company mined and processed reserves at Sleeping Giant until the end of its then current reserve life which occurred at the end of October 2008 at which time the property and all related infrastructure assets were sold.

(4)	Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

Third quarter ended September 30, 2008

	Operating Gold Mines							Other
(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Sleeping Giant	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	45.4	17.6	6.2	12.1	16.3	10.5	108.1	15.3	123.4
Adjust for:
By-product credit	—	(0.8)	(0.2)	(0.1)	—	—	(1.1)
Stock movement	(1.7)	(2.2)	(0.7)	(1.3)	0.8	0.5	(4.6)
Accretion expense	(0.4)	(0.5)	0.1	—	(0.2)	(0.1)	(1.1)
Foreign exchange, interest and other	(0.5)	—	—	0.3	(0.7)	(0.8)	(1.7)
Cost attributed to non-controlling interests	(2.2)	—	—	—	—	—	(2.2)
	(4.8)	(3.5)	(0.8)	(1.1)	(0.1)	(0.4)	(10.7)
Cash costs – operating mines	40.6	14.1	5.4	11.0	16.2	10.1	97.4
Cash costs – working interests(3)							24.4
Total cash costs including working interests							121.8
Attributable gold production – operating mines (000 oz)	82	27	21	26	41	18	215
Attributable gold production – working interests (000 oz)(3)							38
Total attributable gold production (000 oz)							253
Total cash costs ($/oz)	495	519	253	425	396	565	481

(1)	Niobium, Exploration and development and Corporate Segments.
(2)	As per unaudited interim consolidated statement of earnings.
(3)	Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

First nine months ended September 30, 2009

	Operating Gold Mines							Other
(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Sleeping Giant(3)	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	112.9	48.6	—	30.8	46.1	20.0	258.4	49.2	307.6
Adjust for:
By-product credit	(0.2)	(1.8)	—	—	(0.1)	—	(2.1)
Stock movement	10.5	(1.1)	—	(1.4)	0.5	0.3	8.8
Accretion expense	(1.3)	(1.1)	—	(0.2)	(0.5)	(0.4)	(3.5)
Foreign exchange, interest and other	(2.5)	(0.1)	—	(1.1)	(0.6)	1.2	(3.1)
Cost attributed to non-controlling interests	(6.0)	—	—	—	—	—	(6.0)
	0.5	(4.1)	—	(2.7)	(0.7)	1.1	(5.9)
Cash costs – operating mines	113.4	44.5	—	28.1	45.4	21.1	252.5
Cash costs – working interests(4)							66.2
Total cash costs including working interests							318.7
Attributable gold production – operating mines (000 oz)	293	85	—	40	103	61	582
Attributable gold production – working interests (000 oz)(4)							123
Total attributable gold production (000 oz)							705
Total cash costs ($/oz)	387	523	—	696	441	347	452

(1)	Niobium, Exploration and development and Corporate Segments.
(2)	As per unaudited interim consolidated statement of earnings.
(3)

The Company mined and processed reserves at Sleeping Giant until the end of its then current reserve life which occurred at the end of October 2008 at which time the property and all related infrastructure assets were sold.

(4)	Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

First nine months ended September 30, 2008

	Operating Gold Mines							Other
(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Sleeping Giant	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	118.9	55.3	22.0	28.2	49.2	26.4	300.0	51.7	351.7
Adjust for:
By-product credit	(0.2)	(2.4)	(0.8)	(0.2)	(0.1)	—	(3.7)
Stock movement	1.4	(0.8)	(1.0)	0.5	0.8	0.6	1.5
Accretion expense	(1.0)	(1.4)	—	(0.2)	(0.5)	(0.3)	(3.4)
Foreign exchange, interest and other	(1.6)	0.1	0.1	0.8	0.2	(1.0)	(1.4)
Cost attributed to non-controlling interests	(5.9)	—	—	—	—	—	(5.9)
	(7.3)	(4.5)	(1.7)	0.9	0.4	(0.7)	(12.9)
Cash costs – operating mines	111.6	50.8	20.3	29.1	49.6	25.7	287.1
Cash costs – working interests(3)							65.7
Total cash costs including working interests							352.8
Attributable gold production – operating mines (000 oz)	229	85	63	71	123	50	621
Attributable gold production – working interests (000 oz)(3)							121
Total attributable gold production (000 oz)							742
Total cash costs ($/oz)	490	597	320	408	404	515	476

(1)	Niobium, Exploration and development and Corporate Segments.
(2)	As per unaudited interim consolidated statement of earnings.
(3)	Working Interests relate to Tarkwa and Damang.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR THE NIOBEC MINE (UNAUDITED)

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as, assess the overall effectiveness and efficiency of the operation. Operating margin per kilogram of niobium is defined as revenues net of mining costs for niobium divided by the sales volume of niobium.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues and mining costs as per the unaudited interim consolidated statement of earnings.

(in $ millions, except where noted)	2009			2008
(unaudited)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$
Revenues from the Niobec mine as per segmented information (note 16 of unaudited interim consolidated financial statements)	39.7	35.0	31.8	36.5	35.5	38.4	32.7
Mining costs per consolidated statement of earnings	109.9	108.5	89.3	100.1	123.4	120.2	108.1
Mining costs from gold mines as per cash cost reconciliation	(90.0)	(91.7)	(76.7)	(87.5)	(108.1)	(99.9)	(92.0)
Other mining costs	—	—	(0.1)	0.2	(0.6)	(0.3)	(0.1)
Mining costs from the Niobec mine	19.9	16.8	12.5	12.8	14.7	20.0	16.0
Operating margin	19.8	18.2	19.3	23.7	20.8	18.4	16.7
Sales volume (000 kg Nb)	1,082	951	863	974	964	1,217	1,046
Operating margin ($/kg Nb)	$18	$19	$22	$24	$22	$15	$16

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

MINING OPERATIONS PRODUCTION DATA (UNAUDITED)

Tables below show production data for each mining operation for each quarter of 2009 and 2008.

	2009			2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Total operating material mined (000t)	14,133	12,602	11,127	13,242	11,139	9,912	10,099
Strip ratio(a)	3.5	3.0	3.2	3.8	4.3	3.8	4.1
Ore milled (000t)	3,003	2,883	2,448	2,178	2,198	2,002	1,931
Head grade (g/t)	1.3	1.3	1.2	1.4	1.3	1.3	1.3
Recovery (%)	92	93	93	90	92	93	93
Gold production – 100% (000 oz)	111	109	88	90	86	79	76
Attributable gold production – 95% (000 oz)	106	104	83	86	82	75	72
Gold sales – 100% (000 oz)	107	104	74	89	87	77	70
Gold revenue ($/oz)(b)	$969	$916	$912	$802	$870	$904	$926
Cash cost excluding royalties ($/oz)	$359	$327	$353	$339	$399	$379	$385
Royalties ($/oz)	44	40	40	65	96	106	103
Cash cost ($/oz)(c)	$403	$367	$393	$404	$495	$485	$488

Canada – Doyon Division (IAMGOLD interest – 100%)
Total operating material mined (000t)	99	119	107	105	106	116	127
Ore milled (000t)	104	115	106	113	104	118	121
Head grade (g/t)	9.5	7.9	8.3	9.5	8.5	8.0	7.7
Recovery (%)	96	96	96	95	95	96	97
Gold production (000 oz)	30	28	27	33	27	29	29
Gold sales (000 oz)	30	25	36	30	29	25	31
Gold revenue ($/oz)(b)	$973	$928	$916	$793	$874	$895	$925
Cash cost excluding royalties ($/oz)	$505	$514	$521	$411	$509	$547	$543
Royalties ($/oz)	12	9	8	8	10	84	92
Cash cost ($/oz)(c)	$517	$523	$529	$419	$519	$631	$635

Canada – Sleeping Giant Mine (IAMGOLD interest – 100%)(d)
Total operating material mined (000t)	—	—	—	—	49	59	48
Ore milled (000t)	—	—	—	—	51	58	48
Head grade (g/t)	—	—	—	—	13.4	13.4	11.8
Recovery (%)	—	—	—	—	97	97	97
Gold production (000 oz)	—	—	—	6	21	24	18
Gold sales (000 oz)	—	—	—	8	22	25	17
Gold revenue ($/oz)(b)	—	—	—	$795	$866	$892	$932
Cash cost excluding royalties ($/oz)	—	—	—	$87	$242	$306	$414
Royalties ($/oz)	—	—	—	7	11	5	—
Cash cost ($/oz)(c)	—	—	—	$94	$253	$311	$414

(a)	Strip ratio is calculated as waste divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.
(d)

The Company mined and processed reserves at Sleeping Giant until the end of its then current reserve life which occurred at the end of October 2008 at which time the property and all related infrastructure assets were sold.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

	2009			2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Botswana – Mupane Mine (IAMGOLD interest – 100%)
Total operating material mined (000t)	2,049	1,817	1,639	1,382	633	192	711
Strip ratio(a)	7.4	9.2	6.3	3.2	1.9	0.5	1.1
Ore milled (000t)	198	246	252	309	269	275	224
Head grade (g/t)	2.2	2.4	2.2	3.7	3.6	3.4	3.4
Recovery (%)	85	80	76	83	84	83	84
Gold production (000 oz)	11	15	14	30	26	25	20
Gold sales (000 oz)	11	20	19	23	28	23	19
Gold revenue ($/oz)(b)	$838	$647	$643	$671	$705	$664	$626
Cash cost excluding royalties ($/oz)	$703	$644	$596	$231	$380	$338	$375
Royalties ($/oz)	41	53	57	40	45	40	47
Cash cost ($oz)(c)	$744	$697	$653	$271	$425	$378	$422

Mali – Sadiola Mine (IAMGOLD interest – 38%)
Total operating material mined (000t)	2,072	1,845	2,246	2,448	1,831	2,250	2,629
Strip ratio(a)	13.4	3.3	4.6	3.0	4.2	2.7	2.5
Ore milled (000t)	421	413	357	427	381	397	359
Head grade (g/t)	2.6	2.8	3.0	3.9	3.3	4.1	4.4
Recovery (%)	86	92	91	85	89	82	75
Attributable gold production (000 oz)	32	35	36	49	41	45	37
Attributable gold sales (000 oz)	31	37	34	51	39	45	37
Gold revenue ($/oz)(b)	$958	$922	$898	$812	$874	$895	$930
Cash cost excluding royalties ($/oz)	$468	$366	$334	$300	$346	$360	$344
Royalties ($/oz)	57	58	51	51	50	54	56
Cash cost ($oz)(c)	$525	$424	$385	$351	$396	$414	$400

Mali – Yatela Mine (IAMGOLD interest – 40%)
Total operating material mined (000t)	535	652	939	941	815	986	637
Capitalized waste mined - pit cutback (000t)	—	—	—	38	102	158	386
Strip ratio(a)	8.5	1.4	2.9	4.9	3.8	8.2	8.6
Ore crushed (000t)	220	283	271	304	214	276	294
Head grade (g/t)	3.2	4.4	2.8	2.0	2.7	2.6	1.5
Attributable gold stacked (000 oz)	23	39	25	20	18	21	14
Attributable gold production (000 oz)	22	26	13	16	18	15	17
Attributable gold sales (000 oz)	22	25	13	17	17	15	17
Gold revenue ($/oz)(b)	$958	$924	$909	$819	$867	$898	$921
Cash cost excluding royalties ($/oz)	$194	$280	$471	$460	$516	$530	$348
Royalties ($/oz)	57	54	55	52	49	53	55
Cash cost ($oz)(c)	$251	$334	$526	$512	$565	$583	$403

(a)	Strip ratio is calculated as waste divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.
(d)

The Company mined and processed reserves at Sleeping Giant until the end of its then current reserve life which occurred at the end of October 2008 at which time the property and all related infrastructure assets were sold.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

	2009			2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Ghana – Tarkwa Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	3,983	4,324	4,487	4,485	4,576	3,885	3,904
Capitalized waste mined (000t)	1,991	1,650	2,259	2,005	1,272	1,009	1,611
Strip ratio(a)	3.0	3.3	3.6	3.2	3.4	3.3	3.2
Heap Leach:
Ore crushed (000t)	428	479	537	758	785	769	816
Head grade (g/t)	0.7	0.9	1.0	1.0	1.0	1.0	1.0
Attributable gold stacked (000 oz)	12	13	17	25	26	25	27
Attributable gold production (000 oz)	8	11	14	15	17	18	18
Mill:
Ore milled (000t)	541	497	449	260	256	264	274
Head grade (g/t)	1.4	1.3	1.3	1.4	1.7	1.6	1.6
Recovery (%)	97	97	97	97	98	97	98
Attributable gold production (000 oz)	25	20	15	11	13	14	13
Total attributable gold production (000 oz)	33	31	29	26	30	32	31
Total attributable gold sales (000 oz)	33	31	29	26	30	32	31
Gold revenue ($/oz)(b)	$964	$920	$904	$805	$870	$896	$915
Cash cost excluding royalties ($/oz)	$479	$484	$500	$560	$549	$451	$435
Royalties ($/oz)	32	28	27	24	26	27	27
Cash cost ($oz)(c)	$511	$512	$527	$584	$575	$478	$462

Ghana – Damang Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	475	716	909	878	1,175	1,348	1,583
Capitalized waste mined - pit cutback (000t)	—	—	—	—	—	—	145
Strip ratio(a)	2.0	2.4	3.6	3.2	4.5	4.8	6.7
Ore milled (000t)	232	246	252	230	214	200	233
Head grade (g/t)	1.4	1.3	1.3	1.4	1.3	1.6	1.4
Recovery (%)	95	93	93	93	93	94	94
Attributable gold production (000 oz)	10	10	10	9	8	10	10
Attributable gold sales (000 oz)	10	10	10	9	8	10	10
Gold revenue ($/oz)(b)	$962	$921	$906	$807	$868	$897	$921
Cash cost excluding royalties ($/oz)	$546	$581	$620	$611	$864	$598	$557
Royalties ($/oz)	26	28	27	24	26	27	28
Cash cost ($oz)(c)	$572	$609	$647	$635	$890	$625	$585

(a)	Strip ratio is calculated as waste divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.
(d)

The Company mined and processed reserves at Sleeping Giant until the end of its then current reserve life which occurred at the end of October 2008 at which time the property and all related infrastructure assets were sold.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009

	2009			2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Canada – Niobec Mine (IAMGOLD interest – 100%)
Total operating material mined (000t)	437	438	424	419	460	475	447
Ore milled (000t)	441	453	413	442	452	465	429
Grade (% Nb205)	0.61	0.57	0.63	0.59	0.62	0.60	0.67
Niobium production (000kg Nb)	982	903	985	1,056	1,154	1,035	1,151
Niobium sales (000kg Nb)	1,082	951	863	974	964	1,217	1,046
Operating margin ($/kg Nb)(a)	$18	$19	$22	$24	$22	$15	$16

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - THIRD QUARTER MD&A – SEPTEMBER 30, 2009